EXHIBIT 99.2

News Release

For Immediate Release	Date: February 18, 2026
26-05-TR

Teck Reports Unaudited Fourth Quarter Results for 2025

Strong momentum built in Q4 and progressing merger to create global critical minerals champion

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited fourth quarter results for 2025.

“Teck closed out 2025 with strong momentum, delivering robust Q4 financial performance underpinned by significantly higher copper prices and operating performance in line with plan,” said Jonathan Price, President and CEO. “At Quebrada Blanca, we continued to make meaningful progress on ramp-up, with improving production and tailings management facility development, supporting unlocking the full value of this exceptional resource. We advanced the proposed merger of equals between Teck and Anglo American, with shareholders voting overwhelmingly in favour and a key approval secured under the Investment Canada Act. Looking ahead to 2026, Teck is well positioned to deliver disciplined execution of our business plans and progress the merger and integration planning to create a global top-five copper company."

Highlights

•	The proposed merger of equals (the Merger) with Anglo American plc to form Anglo Teck advanced during the fourth quarter with Teck shareholders voting overwhelmingly in favour of the transaction on December 9, 2025, and the Government of Canada granting approval of the Merger under the Investment Canada Act on December 15, 2025.
•	On October 7, 2025, we announced the completion of our Comprehensive Operational Review and Updated Outlook. Progress on the QB Action Plan continued in the fourth quarter with development of the tailings management facility (TMF) proceeding as planned with progressive improvement in sand drainage rates and dam development.
•	Adjusted EBITDA[1] of $1.5 billion in Q4 2025 was $678 million higher than the same period last year, driven by significantly higher copper prices and increased revenue from by-products. Our profit from continuing operations before taxes was $792 million in Q4 2025.
•	Adjusted profit from continuing operations attributable to shareholders[1] in Q4 2025, was $671 million, or $1.37 per share and profit from continuing operations attributable to shareholders was $544 million or $1.11 per share.
•	We ended the year in a net cash[1] position, supported by $1.3 billion of cash flow generated from operations in Q4 2025. Our liquidity as at February 18, 2026 is $9.3 billion, including $5.2 billion of cash.
•	Our copper segment generated gross profit before depreciation and amortization[1] of $1.1 billion in Q4 2025 compared to $732 million in the same period last year, driven by higher copper prices, which averaged US$5.03 per pound in the fourth quarter, and lower smelter processing charges. Gross profit from our copper business was $747 million in Q4 2025.
•	Copper prices rose significantly during Q4 2025 and closed at US$5.67 per pound at year end.
•	Our zinc segment generated gross profit before depreciation and amortization[1] of $305 million in the fourth quarter, compared to $320 million in the same period last year. Lower zinc sales volumes from Red Dog, due to the timing of shipments, were largely offset by improved profitability at our Trail Operations. Gross profit from our zinc business was $243 million in Q4 2025.
•	Our annual High-Potential Incident (HPI) frequency rate improved to 0.06, equal to our best annual result achieved for Teck-controlled operations and 50% lower than last year.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Emma Chapman, Vice President, Investor Relations	+44 207.509.6576

	Dale Steeves, Director, External Communications	+1 236.987.7405

Additional corporate information is available at www.teck.com.

Financial Summary Q4 2025

Financial Metrics (CAD$ in millions, except per share data)	Q4 2025	Q4 2024
Revenue	$3,058	$2,786
Gross profit	$990	$542
Gross profit before depreciation and amortization[1]	$1,384	$1,052
Profit from continuing operations before taxes	$792	$256
Adjusted EBITDA[1]	$1,513	$835
Profit from continuing operations attributable to shareholders	$544	$385
Adjusted profit from continuing operations attributable to shareholders[1]	$671	$232
Basic earnings per share from continuing operations	$1.11	$0.75
Diluted earnings per share from continuing operations	$1.11	$0.75
Adjusted basic earnings per share from continuing operations[1]	$1.37	$0.45
Adjusted diluted earnings per share from continuing operations[1]	$1.37	$0.45

Key Updates

Teck and Anglo American plc Merger of Equals

•	On September 9, 2025, Teck and Anglo American plc announced the Merger to form Anglo Teck, a global critical minerals champion headquartered in Canada. Both Anglo American plc and Teck believe the Merger will be highly attractive for their respective shareholders and stakeholders, enhancing portfolio quality, financial and operational resilience and strategic positioning.

•	The Merger is expected to deliver annual pre-tax synergies of approximately US$800 million, with approximately 80% expected to be realized on a run-rate basis by the end of the second year following completion. Anglo Teck will also work with key stakeholders and partners to optimize the value of the adjacent Collahuasi and Quebrada Blanca assets to realize US$1.4 billion (100% basis) of annual average underlying EBITDA[2] uplift from 2030-2049.

•	On December 9, 2025, shareholders of both Teck and Anglo American plc approved the Merger as required under the arrangement agreement.

•	On December 15, 2025, Teck and Anglo American received regulatory approval from the Government of Canada under the Investment Canada Act (ICA) for the Merger.

•	The Merger remains subject to customary closing conditions for a transaction of this nature, including regulatory approvals in multiple jurisdictions globally. The parties continue to work collaboratively toward securing the required approvals and advancing the transaction to completion.

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	This is a non-GAAP financial measure. See the Management Proxy Circular for the special meeting of shareholders of Teck Resources Limited held on December 9, 2025, filed under Teck's profile on SEDAR+ (www.sedarplus.ca) for further information.

2	Teck Resources Limited 2025 Fourth Quarter News Release

QB Action Plan Update and Q4 Performance

•	In 2025, production at QB was constrained by the pace of development of the TMF, requiring downtime in the concentrator to manage the rate of tailings rise. Our priority remains enabling safe, unconstrained production by raising the crest height of the dam. This is being delivered through construction of additional rock benches while continuing to progress efforts to improve sand drainage to support construction of the sand dam.

•	Q4 2025 copper production at QB was 55,400 tonnes, an increase of 15,800 tonnes compared with Q3 2025 and the strongest quarterly performance of 2025. Q4 2025 performance was driven by the continued development of the TMF, focus on operational stability initiatives and progress towards steady-state operations.

•	Q4 2025 molybdenum production at QB was 690 tonnes, the highest quarterly production to date, with continued ramp-up of the molybdenum plant with the focus on operational stability.

•	In Q4 2025, development of the TMF advanced as planned, supporting effective management of freeboard levels and enabling continuous operations.

•	QB achieved progressive improvement in sand drainage rates during the fourth quarter. We completed the full replacement of the cyclone technology, which reduced the amount of ultra fines present in the sand, and successfully implemented refined sand placement improvements. The sand wedge development is progressing as per plan and, with improved sand drainage rates, we expect completion of the sand wedge in 2026. Work also advanced in the fourth quarter on the construction of the remaining rock benches, in line with expectations.

•	Throughput improved progressively throughout the fourth quarter with December achieving the highest monthly rate of throughput in 2025, and in line with rates achieved in Q4 2024. Recoveries remained consistent over the quarter and within plan based on the type of ore being processed. Copper grades continued to align with plan and were 0.59% on average in the fourth quarter.

•	Copper sales volumes from QB in Q4 2025 of 41,600 tonnes were lower than production, primarily due to a short-term build-up in inventory resulting from weather and sea conditions in December, which delayed shipments into early 2026.

•	Shiploader repairs at QB's port facility were completed at the end of January 2026. The first successful shipments were loaded in early February and normal operation of the shiploader has resumed.

•	QB net cash unit costs[1] for 2025 of US$2.67 per pound were at the lower end of our previously disclosed 2025 annual guidance range of US$2.65–US$3.00 per pound. QB net cash unit costs[1] in the fourth quarter increased from the same period last year mainly due to lower copper production, offset partially by lower operating costs and higher molybdenum by-product credits.

Safety and Sustainability Leadership

•	Our annual High-Potential Incident (HPI) frequency rate improved to 0.06, equal to our best annual result achieved for Teck-controlled operations. The rate is 50% lower than the 2024 annual rate of 0.12.

•	On November 18, 2025, Teck was named one of Canada’s Top 100 Employers for the ninth consecutive year by Mediacorp Canada’s Top Employers program, which recognizes companies for exceptional human resource programs and innovative workplace policies.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

3	Teck Resources Limited 2025 Fourth Quarter News Release

Guidance

•	Our 2025 annual production of copper, zinc in concentrate and refined zinc and our 2025 copper and zinc net cash unit costs[1] were within our previously disclosed guidance ranges.

•	On January 20, 2026, we reaffirmed our previously disclosed 2026 annual guidance for all Teck operated sites and updated our 2026 annual zinc in concentrate production guidance for Antamina to 35,000 to 45,000 tonnes, reflecting an updated mine plan finalized in the fourth quarter of 2025.

•	There are no changes to our previously disclosed guidance, which is outlined in summary below and our usual guidance tables, including 2027–2028 production guidance, can be found on pages 27–30.

2026 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	455 – 530
Zinc (000’s tonnes)	410 – 460
Refined zinc (000’s tonnes)	190 – 230
Sales Guidance – Q1 2026
Red Dog zinc in concentrate sales (000’s tonnes)	40 – 50
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.85 – 2.20
Zinc net cash unit costs (US$/lb.)[1]	0.65 – 0.75

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

4	Teck Resources Limited 2025 Fourth Quarter News Release

This news release is dated as at February 18, 2026. Unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2024, is available on SEDAR+ at www.sedarplus.ca.

This document contains forward-looking statements and forward-looking information. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS” below.

Overview

•	Our profitability improved in the fourth quarter compared to the same period last year primarily driven by significantly higher copper prices, increased by-product revenue, lower smelter processing charges and improved profitability from our Trail Operations. These items were partially offset by higher unit operating costs and lower sales volumes from Red Dog due to the timing of shipments, as anticipated. Our profit from continuing operations attributable to shareholders was $544 million in the fourth quarter compared with $385 million in the same period last year.

•	During the fourth quarter, London Metal Exchange (LME) copper prices increased by 21% compared to the same period last year, averaging US$5.03 per pound, while LME zinc prices increased by 4%, averaging US$1.44 per pound. The average CAD$/US$ exchange rate of $1.39 in the fourth quarter was similar to $1.40 in the same period last year. We recorded $295 million of positive pricing adjustments in the fourth quarter, primarily reflecting higher copper prices compared with $144 million of negative pricing adjustments in the same period last year when prices declined towards the end of 2024.

Average Prices and Exchange Rates	Three months ended December 31,		Change
	2025	2024
Copper (LME cash – US$/pound)	$5.03	$4.17	21%
Zinc (LME cash – US$/pound)	$1.44	$1.38	4%
Average exchange rate (CAD$ per US$1.00)	$1.39	$1.40	(1)%

•	Copper production increased to 134,200 tonnes in the fourth quarter compared with 122,100 tonnes in the same period last year primarily as a result of higher throughput and grades at Highland Valley Copper, higher grades at Antamina, and higher throughput at Carmen de Andacollo.

•	Production from QB was 55,400 tonnes in the fourth quarter compared with 60,700 tonnes in the same period last year reflecting lower grades and recovery as expected in the mine plan and continued development of the TMF. QB's production in the fourth quarter improved significantly from the 39,600 tonnes produced in the third quarter of 2025, as we continued the development of the TMF and remained focused on operational stability and progress towards steady state.

•	Zinc in concentrate production decreased by 37,800 tonnes to 108,600 tonnes in the fourth quarter primarily due to lower production at Red Dog, partially offset by higher production at Antamina. Red Dog's zinc production in the fourth quarter decreased by 41,100 tonnes from the same period last year, primarily due to lower ore grades and recoveries, consistent with the mine plan.

5	Teck Resources Limited 2025 Fourth Quarter News Release

•	Copper sales volumes of 118,700 tonnes in the fourth quarter were 6,100 tonnes lower than the same period last year and lower than production volumes for the quarter, as a result of reduced sales volumes from QB, partially offset by increased sales volumes from Highland Valley Copper, Antamina and Carmen de Andacollo. Sales volumes at QB were impacted by weather and sea conditions in December, which delayed shipments into early 2026 and resulted in a short-term build-up in inventory.

•	Zinc in concentrate sales volumes of 157,200 tonnes in the fourth quarter were 46,800 tonnes lower than the same period last year, as a result of lower sales from Red Dog due to the timing of shipments.

•	We continue to closely monitor the situation with regard to imposition of import tariffs by the United States, and reciprocal measures put in place by other countries. As we do not typically sell our copper concentrate into the United States, our copper business is not directly affected, however the resulting price dislocation between the LME and Chicago Mercantile Exchange (CME) from expectation of tariffs has skewed the typical geographical distribution of copper cathode inventory. This increases the likelihood of copper price volatility. We sell refined zinc and lead, and specialty metals such as germanium, indium, and sulphur products from Canada into the United States from our Trail Operations in B.C. These products are compliant with the Canada-United States-Mexico Agreement (CUSMA). Where necessary, we have worked proactively with our global customers to reposition zinc and lead concentrate from our Red Dog operations impacted by Chinese reciprocal tariffs.

•	As a result of the completion of the sale of our steelmaking coal business in the third quarter of 2024, results from that business have been presented in our Q4 2025 News Release and Condensed Interim Consolidated Financial Statements as discontinued operations for all periods reported.

6	Teck Resources Limited 2025 Fourth Quarter News Release

Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

Profit from continuing operations attributable to shareholders in the fourth quarter increased to $544 million, or $1.11 per share, compared to $385 million, or $0.75 per share, in the same period last year, due to higher copper prices, significant positive settlement pricing adjustments, higher by-product revenues, and improved profitability from Trail Operations. These items were partially offset by foreign exchange losses in the fourth quarter of 2025, compared to significant foreign exchange gains recognized in the same period last year.

Adjusted profit from continuing operations attributable to shareholders1 in the fourth quarter, taking into account the items identified in the table below, was $671 million, or $1.37 per share, compared with $232 million, or $0.45 per share, in the same period last year. The most significant after-tax adjustments included a $141 million charge primarily related to the remeasurement of decommissioning and restoration provisions for closed operations and a $70 million gain from changes to the carrying value of the financial liability associated with the preferential dividend stream to Corporación Nacional del Cobre de Chile (Codelco).

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2025	2024	2025	2024

Profit (loss) from continuing operations attributable to shareholders	$544	$385	$1,401	$(467)
Add (deduct) on an after-tax basis:
Asset impairment	–	–	–	828
QB variable consideration to IMSA and Codelco	(70)	23	(86)	32
Environmental costs	141	(6)	172	3
Share-based compensation	19	5	52	72
Commodity derivatives	(46)	(29)	(105)	(65)
Foreign exchange (gains) losses	22	(208)	37	(137)
Tax items	–	(51)	(82)	178
Other	61	113	144	161
Adjusted profit from continuing operations attributable to shareholders[1]	$671	$232	$1,533	$605

Basic earnings (loss) per share from continuing operations	$1.11	$0.75	$2.84	$(0.90)
Diluted earnings (loss) per share from continuing operations	$1.11	$0.75	$2.83	$(0.90)
Adjusted basic earnings per share from continuing operations[1]	$1.37	$0.45	$3.10	$1.17
Adjusted diluted earnings per share from continuing operations[1]	$1.37	$0.45	$3.09	$1.16

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $163 million of after-tax gains attributable to shareholders ($295 million, before tax) in the fourth quarter, or $0.33 per share.

7	Teck Resources Limited 2025 Fourth Quarter News Release

FINANCIAL OVERVIEW	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except per share data)	2025	2024	2025	2024
Revenue and profit
Revenue	$3,058	$2,786	$10,756	$9,065
Gross profit	$990	$542	$2,657	$1,607
Gross profit before depreciation and amortization[1]	$1,384	$1,052	$4,339	$3,272
Profit (loss) from continuing operations before taxes	$792	$256	$1,656	$(718)
Adjusted EBITDA[1]	$1,513	$835	$4,333	$2,933
Profit (loss) from continuing operations attributable to shareholders	$544	$385	$1,401	$(467)
Profit attributable to shareholders	$544	$399	$1,401	$406
Cash flow
Cash flow from operations	$1,259	$1,288	$1,479	$2,790
Expenditures on property, plant and equipment	$663	$422	$1,838	$2,262
Capitalized stripping costs	$67	$82	$224	$373
Balance Sheet
Cash and cash equivalents			$5,012	$7,587
Total assets			$45,436	$47,037
Debt and lease liabilities, including current portion			$4,862	$5,482
Per share amounts
Basic earnings (loss) per share from continuing operations	$1.11	$0.75	$2.84	$(0.90)
Diluted earnings (loss) per share from continuing operations	$1.11	$0.75	$2.83	$(0.90)
Basic earnings per share	$1.11	$0.78	$2.84	$0.79
Diluted earnings per share	$1.11	$0.78	$2.83	$0.78
Dividends declared per share	$0.125	$0.125	$0.50	$1.00
PRODUCTION, SALES AND PRICES
Production (000’s tonnes)
Copper[2]	134	122	454	446
Zinc in concentrate	109	146	565	616
Zinc – refined	68	62	230	256
Sales (000’s tonnes)
Copper[2]	119	125	437	435
Zinc in concentrate	157	204	636	635
Zinc – refined	59	61	224	260
Average prices and exchange rates
Copper (LME cash – US$/pound)	$5.03	$4.17	$4.51	$4.15
Zinc (LME cash – US$/pound)	$1.44	$1.38	$1.30	$1.26
Average exchange rate (CAD$ per US$1.00)	$1.39	$1.40	$1.40	$1.37

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.

8	Teck Resources Limited 2025 Fourth Quarter News Release

SEGMENTED RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by reportable segments are summarized in the table below.

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2025	2024	2025	2024

Revenue
Copper	$1,986	$1,674	$6,619	$5,542
Zinc	1,072	1,112	4,137	3,523
Total	$3,058	$2,786	$10,756	$9,065

Gross profit
Copper	$747	$299	$1,773	$1,045
Zinc	243	243	884	562
Total	$990	$542	$2,657	$1,607

Gross profit before depreciation and amortization[1]
Copper	$1,079	$732	$3,196	$2,401
Zinc	305	320	1,143	871
Total	$1,384	$1,052	$4,339	$3,272

Gross profit margins before depreciation and amortization[1]
Copper	54%	44%	48%	43%
Zinc	28%	29%	28%	25%

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

9	Teck Resources Limited 2025 Fourth Quarter News Release

COPPER SEGMENT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2025	2024	2025	2024

Copper price (realized – US$/pound)	$5.11	$4.17	$4.56	$4.18
Production (000’s tonnes)[1]	134	122	454	446
Sales (000’s tonnes)[1]	119	125	437	435
Gross profit	$747	$299	$1,773	$1,045
Gross profit before depreciation and amortization[2]	$1,079	$732	$3,196	$2,401
Property, plant and equipment expenditures	$599	$370	$1,563	$1,977

Notes:

1.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our copper segment increased to $747 million in the fourth quarter from $299 million in the same period last year (see table below), primarily due to significantly higher copper prices and lower smelter processing charges. These items were partially offset by reduced copper sales volumes and higher logistics costs at QB, reflecting the use of alternative shipping arrangements while the shiploader was under repair. QB's sales in the fourth quarter were impacted by weather and sea conditions in December, which delayed shipments into early 2026.

Copper production increased to 134,200 tonnes in the fourth quarter compared with 122,100 tonnes in the same period last year. Copper production increased compared to the same period last year supported by higher throughput and grades at Highland Valley Copper, higher grades at Antamina, and higher throughput at Carmen de Andacollo. QB produced 55,400 tonnes of copper in the fourth quarter compared with 60,700 tonnes in the same period last year due to lower grades and recovery, as expected in the mine plan and continued TMF development work, as outlined below. QB's production in the fourth quarter improved significantly from the 39,600 tonnes produced in the third quarter of 2025, driven by a focus on operational stability initiatives and progress towards steady-state operations. As previously disclosed, an extended shut-down for TMF development was taken in September, significantly reducing Q3 2025 production at QB.

10	Teck Resources Limited 2025 Fourth Quarter News Release

The table below summarizes the change in gross profit in our copper segment for the quarter.

Gross Profit (CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2024	$299
Increase (decrease):
Copper price realized	323
Smelter processing charges	58
Sales volumes	(29)
Unit operating costs	(20)
Transportation costs	(20)
Royalties	(17)
Labour settlements	21
Co-product and by-product contribution	31
Depreciation	101
Net increase	$448
As reported in current quarter	$747

Property, plant and equipment expenditures in the fourth quarter totalled $599 million, including $300 million in sustaining capital. Sustaining capital included $195 million at QB, of which $112 million related to ongoing TMF development work. Growth capital of $299 million primarily related to HVC MLE project construction and development activities and advancement of the Zafranal feasibility study and early works.

Capitalized stripping costs were $55 million in the fourth quarter compared with $61 million in the same period last year.

Markets

In the fourth quarter, LME copper prices increased 13.2% compared with the previous quarter and 20.7% over the same period last year, averaging US$5.03 per pound. This represented the first time the quarterly average price was in excess of US$5.00 per pound, and also the highest sequential quarterly price gain since the first quarter of 2021.

The copper market continues to face relatively acute raw material constraints, with copper concentrate availability from mines significantly below that desired by global smelters. This is evidenced by low headline capacity utilization rates for the global smelting industry, and exceptionally low copper treatment and refining charges. Despite this, Chinese imports of copper concentrates continue to rise, gaining 7.9% in 2025 over 2024 levels.

Copper demand growth rates did slow in the fourth quarter, with Chinese demand growth falling below zero in the quarter, partly owing to a high 2024 base. Despite this, key energy transition metrics supporting global copper demand remained extremely robust, with new records set in solar power generation, electric vehicle sales and battery installations. Global electricity demand also continues to grow at a healthy pace.

Global copper inventory held in exchange warehouses did rise by around 210,000 tonnes in the fourth quarter, with the majority of this in CME locations, reflecting the CME price premium over LME persisting through the fourth quarter of 2025. Including other reported stocks, copper inventory in weeks of consumption ended the quarter at 3.2 weeks, up from 2.9 weeks at the end of the third quarter but still below the 20 year average of 3.5 weeks. Furthermore, the geographical shift in inventory into the US makes this inventory on average more remote from the larger Asian consumer base.

11	Teck Resources Limited 2025 Fourth Quarter News Release

Operations

Quebrada Blanca

•	In 2025, production at QB was constrained by the pace of development of the TMF, requiring downtime in the concentrator to manage the rate of tailings rise. Our priority remains enabling safe, unconstrained production by raising the crest height of the dam. This is being delivered through construction of additional rock benches while continuing to progress efforts to improve sand drainage to support construction of the sand dam.

•	Q4 2025 copper production at QB was 55,400 tonnes, an increase of 15,800 tonnes compared with Q3 2025 and the strongest quarterly performance of 2025. Q4 2025 performance was driven by the continued development of the TMF, focus on operational stability initiatives and progress towards steady-state operations.

•	Q4 2025 molybdenum production at QB was 690 tonnes, the highest quarterly production to date, with continued ramp-up of the molybdenum plant with the focus on operational stability.

•	In Q4 2025, development of the TMF advanced as planned, supporting effective management of freeboard levels and enabling continuous operations.

•	QB achieved progressive improvement in sand drainage rates during the fourth quarter. We completed the full replacement of the cyclone technology, which reduced the amount of ultra fines present in the sand, and successfully implemented refined sand placement improvements. The sand wedge development is progressing as per plan and, with improved sand drainage rates, we expect completion of the sand wedge in 2026. Work also advanced in the fourth quarter on the construction of the remaining rock benches, in line with expectations.

•	Throughput improved progressively throughout the quarter with December achieving the highest monthly rate of throughput in 2025, and in line with rates achieved in Q4 2024. Recoveries remained consistent over the quarter and within plan based on the type of ore being processed. Copper grades continued to align with plan and were 0.59% on average in the fourth quarter.

•	Copper sales volumes from QB in Q4 2025 of 41,600 tonnes were lower than production, primarily due to a short-term build-up in inventory resulting from weather and sea conditions in December, which delayed shipments into early 2026.

•	Shiploader repairs at QB's port facility were completed at the end of January 2026. The first successful shipments were loaded in early February and normal operation of the shiploader has resumed.

•	Operating costs in the fourth quarter of US$319 million, before changes in inventory and capitalized stripping, were US$10 million lower than the same period last year driven by lower contractor and energy costs while increased labour costs reflect the cost of the new collective bargaining agreements.

•	QB net cash unit costs[1] for 2025 of US$2.67 per pound were at the lower end of our previously disclosed 2025 annual guidance range of US$2.65–US$3.00 per pound. QB net cash unit costs[1] in the fourth quarter increased from the same period last year mainly due to lower copper production, offset partially by lower operating costs and higher molybdenum by-product credits.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

12	Teck Resources Limited 2025 Fourth Quarter News Release

Highland Valley Copper

Copper production of 37,100 tonnes in the fourth quarter was 10,000 tonnes higher than the same period last year. The increase was primarily due to higher ore grades and increased mill throughput, partially offset by an expected decline in recoveries, as mining advances within the Lornex pit.

Copper sales volumes of 33,600 tonnes in the fourth quarter were 9,400 tonnes higher than the same period last year, reflecting higher production levels in the quarter.

Operating costs in the fourth quarter of $292 million, before changes in inventory and capitalized stripping, were $48 million higher than the same period last year, driven primarily by higher operating supply costs associated with increased mill throughput, and higher unplanned maintenance costs.

Capitalized stripping costs in the fourth quarter were $11 million compared with $12 million in the same period last year, as expected in the mine plan.

Highland Valley Copper Mine Life Extension (HVC MLE) project

Following Board sanctioning in July, HVC MLE has entered execution, and detailed engineering is over 80% complete. Procurement activities are ongoing with significant materials already delivered to site. Construction activities are ramping up across multiple work fronts, supported by strong early productivity indicators. Site establishment is substantially complete, and work has begun for major scopes including earthworks, pipelines, landfill and warehouse.

HVC MLE total project capital cost is estimated to be between $2.1 and $2.4 billion and is expected to be spent between 2025 and 2028, which is unchanged from our previous disclosures. HVC MLE project capital expenditures were $330 million in 2025 and 2026 project capital expenditures are expected to be $900 million–$1.2 billion.

Antamina

Copper production (100% basis) of 117,500 tonnes in the fourth quarter was 23,900 tonnes higher than the same period last year primarily due to higher grade copper-only ore, as expected in the mine plan. The mix of mill feed in the quarter was 50% copper-only ore and 50% copper-zinc ore, compared with 55% copper-only ore and 45% copper-zinc ore in the same period last year. Zinc production (100% basis) was 94,800 tonnes in the fourth quarter compared with 79,800 tonnes in the same period last year due to the higher proportion of copper-zinc ore processed in Q4 2025, as expected in the mine plan.

Operating costs in the fourth quarter, before changes in inventory and capitalized stripping, of US$113 million (22.5% share) were US$8 million higher than the same period last year primarily due to higher operating supply costs driven by higher mill throughput and higher contractor and consulting costs.

Carmen de Andacollo

Copper production of 15,200 tonnes in the fourth quarter increased by 2,000 tonnes compared to the same period last year, driven by higher mill throughput and recoveries.

Operating costs in the fourth quarter of US$55 million, before changes in inventory and capitalized stripping, were US$7 million lower than the same period last year due to lower contractor and maintenance supply costs.

13	Teck Resources Limited 2025 Fourth Quarter News Release

Cost of Sales

Cost of sales was $1.2 billion in the fourth quarter compared with $1.4 billion in the same period last year. The decrease is primarily due to reduced cost of sales at QB related to lower sales volumes in the quarter. We recorded $332 million of depreciation and amortization expense in the fourth quarter compared with $433 million in the same period last year. The decrease in depreciation and amortization expense was primarily the result of reduced depreciation at QB reflecting lower volumes.

Excluding QB, total cash unit costs1 in the fourth quarter were US$2.14 per pound compared to US$2.18 per pound in the same period last year primarily due to lower smelter processing charges, partially offset by higher operating costs at HVC and Antamina, as outlined above. Including QB, total cash unit costs1 in the fourth quarter were US$2.54 per pound, similar to the US$2.55 per pound in the same period last year. Lower smelter processing costs were offset by the impact on unit costs of lower sales volumes from QB.

Excluding QB, net cash unit costs1 in the fourth quarter were US$1.60 per pound, or US$0.09 per pound higher than the same period last year primarily the result of lower molybdenum by-product revenue from Antamina. Including QB, net cash unit costs1 for the fourth quarter were US$1.98 per pound, US$0.11 per pound lower than the same period last year, as a result of increased molybdenum revenue by-product credits from QB.

The table below presents our copper unit costs including QB.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2025	2024	2025	2024

Adjusted cash cost of sales[1]	$2.50	$2.34	$2.50	$2.34
Smelter processing charges	0.04	0.21	0.05	0.20
Total cash unit costs[1]	$2.54	$2.55	$2.55	$2.54
Cash margin for by-products[1]	(0.56)	(0.46)	(0.52)	(0.34)
Net cash unit costs[1]	$1.98	$2.09	$2.03	$2.20

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Outlook

Our 2026–2028 annual production and 2026 annual cost guidance for our copper segment is outlined in our guidance tables on pages 27–30 and is unchanged from our previously disclosed guidance.

Annual production plans are based on mine plans which contain normal grade variability and periodic planned maintenance shutdowns, which are reflected in our annual production guidance for our operations. In 2026, quarterly production is generally expected to be consistent quarter over quarter, but we expect slightly lower grades and recoveries at QB in the first half of 2026 based on the current mine plan. In the second half of 2026, grades and recoveries are expected to improve at QB. We also expect lower mill throughput and recoveries at HVC in the fourth quarter of 2026 as we process less Lornex ore and more ore from the Bethlehem and Highmont pits.

2026 sustaining capital expenditures in our copper segment are expected to be between $1.2–$1.3 billion. The 2026 guidance includes $390–$460 million for QB TMF development work, which is unchanged from our previous disclosures.

2026 capitalized stripping costs in our copper segment are expected to increase compared to 2025 to between $450–$550 million as stripping activities increase to enable the HVC mine life extension where capitalized stripping costs are expected to remain at elevated levels through 2029.

14	Teck Resources Limited 2025 Fourth Quarter News Release

Our 2026 growth capital expenditure guidance of $1.3–$1.6 billion, includes $900 million–$1.2 billion relating to HVC MLE. The remaining growth capital primarily relates to our other near-term copper growth projects including Zafranal, and is focused on advancing engineering, feasibility studies, and permitting.

Projects and Copper Growth

In line with our Comprehensive Operational Review, we have made the decision to postpone sanctioning of further copper growth projects, with adjusted timelines reflecting our prioritization of QB. However, we continue to advance our copper growth portfolio by progressing high-value projects toward sanction readiness. This includes advancing permitting, securing land access, and defining the business cases for Zafranal and San Nicolás. Feasibility studies, detailed engineering, and early works are underway to position these projects for future sanction decisions.

Zafranal

The 2026 scope will focus on identifying, evaluating, and implementing opportunities to enhance the business case and prepare for a future sanction decision. To enable this work, we will transition Zafranal to asset preservation while these improvements are undertaken. Early work activities will cease within Q1 2026, and contractors will continue to demobilize from site by the end of Q1 2026. Progress continues across key components, including permitting, land access, and feasibility study and engineering design, based on an adjusted timeline.

Minas de San Nicolás

Engagement with government authorities and stakeholders is ongoing to support the review of both the MIA-R (Environmental Impact Assessment) and ETJ (Land Use Change) permits. Progress on the execution strategy continues alongside the completion of the feasibility study, with engineering over 30% completed at year-end. Drilling activities are continuing, with a focus on condemnation drilling and geotechnical evaluation in proximity to the projected mine area.

All actions related to the MIA-R and ETJ permits are complete and a regulatory decision is expected in H1 2026. In the meantime, engineering continues for critical infrastructure to provide greater confidence in the feasibility study, further de-risking the execution strategy, and position the project for a potential sanction decision.

15	Teck Resources Limited 2025 Fourth Quarter News Release

ZINC SEGMENT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2025	2024	2025	2024

Zinc price (realized – US$/pound)	$1.40	$1.36	$1.30	$1.27
Production (000’s tonnes)
Refined zinc	68	62	230	256
Zinc in concentrate[1]	88	129	463	556
Sales (000’s tonnes)
Refined zinc	59	61	224	260
Zinc in concentrate[1]	136	184	535	574
Gross profit	$243	$243	$884	$562
Gross profit before depreciation and amortization[2]	$305	$320	$1,143	$871
Property, plant and equipment expenditures	$61	$44	$259	$262

Notes:

1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our zinc segment of $243 million in the fourth quarter was consistent with the same period last year. Lower zinc sales volumes from Red Dog in the quarter, due to the timing of shipments, were largely offset by higher by-product revenues at both Red Dog and Trail, as well as lower royalty expense at Red Dog. Gross profit before depreciation and amortization2 at Trail improved significantly in the fourth quarter to $106 million from $15 million in the same period last year due to the continued implementation of initiatives to enhance profitability and cash flow, including higher by-product revenue related to silver and germanium.

Zinc production at Red Dog in the fourth quarter decreased by 41,100 tonnes from the same period last year to 87,300 tonnes, primarily due to lower grades and recoveries, as expected in the mine plan. Red Dog's lead production of 27,100 tonnes increased by 1,800 tonnes compared to the same period last year due to higher recoveries. Zinc sales volumes from Red Dog of 136,600 tonnes in the fourth quarter were 47,400 tonnes lower than the same period last year, due to the timing of sales, and were at the high end of our previously disclosed guidance range of 125,000 to 140,000 tonnes.

Refined zinc production at Trail Operations in the fourth quarter was 68,100 tonnes, an increase of 6,000 tonnes compared to the same period last year which was impacted by a localized fire in the electrolytic zinc plant.

16	Teck Resources Limited 2025 Fourth Quarter News Release

The table below summarizes the change in gross profit in our zinc segment for the quarter.

Gross Profit (CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2024	$243
Increase (decrease):
Zinc price realized	13
Sales volumes	(106)
Unit operating costs	(31)
Co-product and by-product contribution	75
Royalties	28
Foreign exchange	6
Depreciation	15
Net increase (decrease)	$–
As reported in current quarter	$243

Property, plant and equipment expenditures in the fourth quarter totalled $61 million, including $38 million for sustaining capital, of which $15 million relates to our Trail Operations and $23 million relates to our Red Dog Operations. The remainder relates to our Red Dog mine life extension project.

Markets

Zinc prices on the LME in the fourth quarter averaged US$1.44 per pound, representing a 12.0% increase from the previous quarter and a 3.6% increase from the fourth quarter of 2024. This represented the highest quarterly average since the third quarter of 2022.

The zinc concentrate market saw a change in trajectory of spot treatment charges through the fourth quarter. Having hit the highest level in 2025 in October, spot assessments had declined by over US$50 per tonne by December following numerous mine supply problems. Even so, after several years of stagnation, global zinc mine output rebounded in 2025, facilitating a strong rise in Chinese import volumes (+30% over 2024 levels). This facilitated a 9.7% year over year rise in Chinese zinc smelter output in 2025.

In the refined zinc market, the fourth quarter saw a steady rally in zinc prices, while LME inventories dropped to a multi-year low in October before rebounding amid a rise in Chinese exports. Chinese zinc demand generally remained resilient, particularly from the manufacturing sector. The North American market continues to see some uncertainty over future order books, but held up better through the fourth quarter than market expectations.

17	Teck Resources Limited 2025 Fourth Quarter News Release

Operations

Red Dog

Zinc production in the fourth quarter of 87,300 tonnes decreased from the 128,400 tonnes produced in the same period last year, primarily due to lower grades and recoveries, as expected in the mine plan. Lead production of 27,100 tonnes in the fourth quarter was higher than 25,300 tonnes produced in the same period last year, reflecting improved recoveries.

Zinc sales volumes of 136,600 tonnes in the fourth quarter were 47,400 tonnes lower than the same period last year, due to the timing of shipments. Sales volumes in the fourth quarter were at the high end of our previously disclosed guidance range of 125,000 to 140,000 tonnes.

Operating costs, before changes in inventory, capitalized stripping and royalties of US$125 million in the fourth quarter, were US$9 million higher than the same period last year, primarily due to higher labour costs and increased spending on water treatment supplies.

Red Dog Mine Life Extension (Red Dog MLE)

We are focused on the Red Dog MLE project, formerly known as the Red Dog Anarraaq and Aktigiruq Extension Program (AAEP), which is located in the Red Dog district in Alaska, where we have several high-quality opportunities located between 10 and 20 kilometres from our existing Red Dog Operations. The project is currently in the prefeasibility study stage. In 2025, we advanced construction of an all-season road to access and drill the deposits, which are critical to the extension of the mine life of Red Dog. In 2026, we expect growth capital expenditures of between $200–$250 million, focused on completing the all-season road access, continuing drilling of the deposit and advancing the prefeasibility study.

Trail Operations

Refined zinc production of 68,100 tonnes in the fourth quarter was 6,000 tonnes higher than the same period last year as a result of the zinc electrolytic plant running at full capacity for most of this quarter compared to a year ago. Refined lead production was 20,500 tonnes in the fourth quarter, 400 tonnes lower than the same period last year. Production of by-products, such as silver and germanium, were consistent with the same period last year.

Our continued focus at Trail has been on improving its profitability and cash generation through prioritizing processing of residues over maximizing refined zinc production. Processing residues enables us to reduce concentrate purchases in the low treatment charge environment, improving profitability. The benefit of these initiatives combined with improved pricing for by-products such as silver, germanium and indium contributed to an increase in profitability in the fourth quarter compared to the same period last year.

Operating costs, before changes in inventory, in the fourth quarter were $7 million or 4% lower than the same period last year at $163 million, primarily due to reduced contractor costs.

18	Teck Resources Limited 2025 Fourth Quarter News Release

Cost of Sales

Cost of sales was $829 million in the fourth quarter compared with $869 million in the same period last year. The decrease was primarily driven by reduced sales volumes of zinc and lead concentrates from Red Dog, due to the timing of shipments, and lower royalty costs tied to the profitability of the mine.

Total cash unit costs1 for Red Dog were US$0.59 per pound in the fourth quarter, an increase of US$0.05 per pound compared to the same period last year, primarily due to the impact of lower production volumes, and increased water treatment costs. Net cash unit costs1 of US$0.42 per pound in the fourth quarter were US$0.03 per pound higher than the same period last year for the same reasons described above, partially offset by higher by-product credits driven by increased silver and germanium prices. Our fourth quarter 2025 net cash unit costs1 also reflect the normal seasonality of sales at Red Dog.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2025	2024	2025	2024

Adjusted cash cost of sales[1]	$0.50	$0.43	$0.50	$0.44
Smelter processing charges	0.09	0.11	0.10	0.17
Total cash unit costs[1]	$0.59	$0.54	$0.60	$0.61
Cash margin for by-products[1]	(0.17)	(0.15)	(0.27)	(0.22)
Net cash unit costs[1]	$0.42	$0.39	$0.33	$0.39

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Outlook

Our 2026–2028 annual production and 2026 annual cost guidance for our zinc segment is outlined in our guidance tables on pages 27–30, and is unchanged from our previously disclosed guidance. As disclosed on January 20, 2026, the 2026 annual zinc in concentrate production guidance for Antamina was updated to 35,000 to 45,000 tonnes, reflecting an updated mine plan, finalized in the fourth quarter of 2025.

As Red Dog approaches end of mine life, 2026 marks a shift in zinc grades as we expect to complete mining our higher grade material from the Qanaiyaq pit and to move to lower grade Aqqaluk ore in the fourth quarter.

We expect sales of zinc in concentrate at Red Dog to be in the range of 40,000 to 50,000 tonnes in the first quarter of 2026, reflecting seasonality of Red Dog sales.

2026 annual sustaining capital expenditures in our zinc segment are expected to be between $150–$200 million, similar with 2025. Capitalized stripping costs in 2026 are expected to decrease to $5–$10 million as Red Dog nears the end of mine life.

As outlined above, Red Dog MLE has several high-quality opportunities that could extend the mine life of Red Dog beyond 2032. The expected 2026 capital spend for these activities is $200–$250 million.

19	Teck Resources Limited 2025 Fourth Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating income, net of other expense, was $25 million in the fourth quarter compared with $142 million of expense in the same period last year. The year-over-year change in the fourth quarter of 2025 was primarily due to $295 million of positive settlement pricing adjustments in the quarter compared to $144 million of negative settlement pricing adjustments in the same period last year. This was partly offset by $166 million of environmental costs primarily related to the remeasurement of our decommissioning and restoration provisions for closed operations and $23 million of costs associated with our ongoing enterprise resource planning system implementation in the quarter.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at September 30, 2025 and December 31, 2025.

	Outstanding at		Outstanding at
	December 31, 2025		September 30, 2025
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	214	5.64	193	4.65
Zinc	189	1.41	328	1.35

Our fourth quarter general and administration costs of $60 million and our research and innovation costs of $13 million were similar to the same period last year. In 2025, our total general and administration and research innovation costs were $21 million or 7% lower than the prior year as we continued to benefit from structural cost reductions across our corporate functions.

In the fourth quarter, our finance income was $58 million compared to $97 million in the same period last year. The decrease in finance income is due to a decrease in interest earned on our lower cash balance, and partly due to lower investment rates, compared to the same period last year.

Finance expense includes the interest on our debt, QB project financing, advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (SMM/SC), and lease liabilities, as well as letters of credit and standby fees, the interest components of our pension obligations, and the accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Our finance expense decreased to $230 million in the fourth quarter compared to $238 million in the same period last year, as we continue to reduce the QB project finance facility through scheduled semi-annual repayments.

Non-operating income, net of non-operating expense, was $51 million in the fourth quarter compared with $89 million of income in the same period last year. The most significant item in the quarter was a $116 million gain relating to changes in the carrying value of the financial liability for the preferential dividend stream to Codelco.

Income Taxes

Provision for income and resource taxes from continuing operations was $267 million, or 34% of pre-tax profit. Our effective tax rate this quarter was higher than the Canadian statutory income tax rate of 27% primarily due to resource taxes. We expect our average long-term effective tax rate to be in the range of 39% to 41%, but quarterly and annual results may vary due to the relative amount of operating margins, the scope and timing of development expenditures for HVC and Red Dog MLE and other copper growth projects, certain corporate and finance expenses that are not deductible for resource tax purposes, the statutory tax rates in the jurisdictions in which we operate, and other factors. We are subject to and pay income and resource taxes in all jurisdictions that we operate in.

20	Teck Resources Limited 2025 Fourth Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our strong balance sheet provides resilience to market uncertainty. As at December 31, 2025, our financial position and liquidity remained very strong. Our debt position, net debt (cash)2 and credit ratios are summarized in the table below.

	December 31, 2025	December 31, 2024

Term notes	$1,029	$1,044
QB senior limited recourse project finance facility	1,618	1,912
Lease liabilities	699	661
Antamina credit facilities	225	225
Less unamortized fees and discounts	(24)	(32)
Debt and lease liabilities (US$ in millions)	$3,547	$3,810

Debt and lease liabilities (Canadian $ equivalent)[1]	$4,862	$5,482
Less cash and cash equivalents	(5,012)	(7,587)
Net cash[2] (A)	$(150)	$(2,105)

Equity (B)	$26,007	$27,096
Net debt to net debt-plus-equity ratio[2] (A/(A+B))	(1)%	(8)%
Net debt to adjusted EBITDA ratio[2]	–	(0.7	)x
Weighted average coupon rate on the term notes	5.6%	5.6%

Notes:

1.	Translated at period end exchange rates.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $9.3 billion as at February 18, 2026, including $5.2 billion of cash. Our cash balance decreased by $2.6 billion as of December 31, 2025 compared to December 31, 2024 as we deployed the proceeds from the sale of the steelmaking coal business to cash returns to shareholders, cash tax payments associated with the earnings and transaction-related taxes of the steelmaking coal business, and the advancement of our near-term copper growth projects, including HVC MLE.

We returned $61 million to shareholders in the fourth quarter reflecting our regular base quarterly dividend. During the interim period prior to the closing of the Merger, the arrangement agreement restricts Teck from declaring or paying additional dividend amounts exceeding $0.125 per share per fiscal quarter without the prior approval of Anglo American. As at December 31, 2025, we had completed $2.25 billion of our authorized $3.25 billion share buyback program. We have not executed share buybacks since July 25, 2025, as Teck is restricted from issuing or repurchasing securities under the Merger arrangement agreement, and we did not renew our normal course issuer bid in Q4 2025.

Teck maintains a limited recourse QB project financing facility with a remaining balance of US$1.6 billion at December 31, 2025. The facility was guaranteed pre-final completion on a several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The project achieved completion under the facility in March 2025 and as a result, these guarantees have been released.

21	Teck Resources Limited 2025 Fourth Quarter News Release

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$3.0 billion committed revolving credit facility is a sustainability linked-facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by greenhouse gas (GHG) intensity, percentage of women in Teck's workforce, and safety. This facility does not contain an earnings- or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was zero at December 31, 2025.

Antamina maintains a US$1.0 billion loan agreement that matures in June of 2030. Our 22.5% share of the loan is US$225 million. The loan is non-recourse to us and to the other Antamina owners.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that primarily secure our reclamation obligations. The amounts issued under these facilities totalled $2.6 billion at December 31, 2025. We may be required to post additional security in respect of reclamation at our operating sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

Operating Cash Flow

Our operating cash flows from continuing operations were $1.3 billion in the fourth quarter, consistent with the same period last year. Higher profit from increased commodity prices and lower smelter processing charges were offset by a reduction in cash inflows from working capital changes compared to the prior year.

During the fourth quarter, changes in working capital items resulted in a source of cash of $201 million, compared to a source of cash of $757 million in the same period last year. In the fourth quarter, Red Dog's trade receivables were reduced by approximately $700 million, as anticipated. However, this was largely offset by an increase in trade receivables at our copper operations due the significant increase in copper prices at year end, as well as the timing of sales. Further, we had a short-term build-up in inventory at QB resulting from weather and sea conditions in December.

Investing Activities

Expenditures on property, plant and equipment were $663 million in the fourth quarter, including $338 million of sustaining capital and $322 million of growth capital, primarily relating to the HVC MLE project, and our near-term copper growth projects. The largest components of sustaining capital expenditures in the fourth quarter were $195 million at QB, primarily for continued TMF development and ongoing construction of the truck shop, and $47 million at Antamina. The largest components of growth capital expenditures in the fourth quarter were $174 million related to the HVC MLE project and $82 million at Zafranal for feasibility study and early works expenditures.

Capitalized stripping costs decreased to $67 million in the fourth quarter compared with $82 million in the same period last year, with the reduction reflecting lower capitalized stripping at all of our operations, but primarily at Red Dog.

22	Teck Resources Limited 2025 Fourth Quarter News Release

The table below summarizes our year-to-date capital spending for 2025.

($ in millions)	Sustaining	Growth	Corporate	Subtotal	Capitalized Stripping	Total

Copper[1]	$895	$668	$–	$1,563	$176	$1,739
Zinc	126	133	–	259	48	307
Corporate	–	–	16	16	–	16
	$1,021	$801	$16	$1,838	$224	$2,062

Note:

1.	Copper growth capital includes feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting for HVC MLE, San Nicolás and Zafranal as well as project execution for HVC MLE. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, Schaft Creek and NuevaUnión.

Financing Activities

In the fourth quarter, we made a scheduled US$147 million semi-annual repayment on the QB project financing facility.

Interest and finance fees paid in the fourth quarter totalled $294 million, which was $42 million lower than the same period last year, primarily due to the reduction of the QB project financing facility as a result of semi-annual repayments made in 2025.

In the fourth quarter, we paid $61 million in respect of our regular base quarterly dividend of $0.125 per share.

As a result of the proposed merger transaction with Anglo American plc, we have not executed share buybacks since July 25, 2025, and we did not renew our normal course issuer bid in Q4 2025.

23	Teck Resources Limited 2025 Fourth Quarter News Release

FINANCIAL RISK MANAGEMENT

Sales of our products are denominated in U.S. dollars while a large portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2025, approximately $300 million of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including the imposition of tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce, which could affect our business and financial results.

We remain confident in the longer-term outlook for our major commodities; however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, may have an impact on demand and prices for our commodities, on our suppliers and employees, and on global financial markets in the future, which could be material.

We continue to closely monitor the situation with regard to imposition of import tariffs by the United States, and reciprocal measures put in place by other countries. As we do not typically sell our copper concentrate into the United States our copper business is not directly affected, however, the resulting price dislocation between the LME and CME from expectation of tariffs has skewed the typical geographical distribution of copper cathode inventory. This increases the likelihood of copper price volatility. We sell refined zinc and lead, and specialty metals such as germanium, indium, and sulphur products from Canada into the United States from our Trail Operations in B.C. These products are compliant with the Canada-United States-Mexico Agreement (CUSMA). Where necessary, we have worked proactively with our global customers to reposition zinc and lead concentrate from our Red Dog operations impacted by Chinese reciprocal tariffs.

24	Teck Resources Limited 2025 Fourth Quarter News Release

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annualized profit attributable to shareholders and adjusted EBITDA4 to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2026 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.40, is as follows. Our U.S. dollar exchange sensitivity excludes foreign exchange gain/losses on our U.S. dollar cash and debt balances, and these amounts are excluded from our profit (loss) attributable to shareholders and adjusted EBITDA4 calculations in the table below.

	2026 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change on Profit Attributable to Shareholders[2] ($ in millions)	Estimated Effect on Adjusted EBITDA2 4 ($ in millions)
US$ exchange		CAD$0.01	$22	$44
Copper (000's tonnes)	492.5	US$0.01/lb.	$8	$14
Zinc (000's tonnes)[3]	665.0	US$0.01/lb.	$7	$9

Notes:

1.	Production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit attributable to shareholders and on adjusted EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit attributable to shareholders and adjusted EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 210,000 tonnes of refined zinc and 455,000 tonnes of zinc contained in concentrate.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value, with gains and losses in each period included in other comprehensive income and profit for the period, as appropriate. The most significant of these instruments are marketable securities and metal-related forward contracts, including those embedded in our silver and gold streaming agreements and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

25	Teck Resources Limited 2025 Fourth Quarter News Release

GUIDANCE

•	On January 20, 2026, we reaffirmed our previously disclosed 2026 annual guidance for all Teck operated sites and updated our 2026 annual zinc in concentrate production guidance for Antamina to 35,000 to 45,000 tonnes, reflecting an updated mine plan finalized in the fourth quarter of 2025.

•	Our annual guidance ranges below reflect our operating plans which incorporates defining ranges of outcomes for key inputs and value drivers and assessment and quantification of risks to establish production and cost ranges for each operation based on proven performance. The guidance ranges include known risks and uncertainties. Events such as extreme weather, unplanned or extended operational shutdowns and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production guidance volumes and variances from estimated production ranges will impact unit costs. Further details on the assumptions embedded in the production guidance ranges are outlined in the Outlook section of the Copper and Zinc Segments, noted above.

26	Teck Resources Limited 2025 Fourth Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2025, our guidance for production for 2026 and for the following two years.

Units in 000’s tonnes	2025	Guidance 2026	Guidance 2027	Guidance 2028

PRINCIPAL PRODUCTS

Copper1 2
Quebrada Blanca	190.0	200 – 235	240 – 275	220 – 255
Highland Valley Copper	127.1	115 – 135	135 – 155	100 – 120
Antamina	85.9	95 – 105	85 – 95	80 – 90
Carmen de Andacollo	50.5	45 – 55	45 – 55	35 – 45
	453.5	455 – 530	505 – 580	435 – 510
Zinc1 2 3
Red Dog	462.7	375 – 415	330 – 370	230 – 270
Antamina	102.3	35 – 45	35 – 45	45 – 55
	565.0	410 – 460	365 – 415	275 – 325
Refined zinc
Trail Operations	229.9	190 – 230	260 – 300	260 – 300

OTHER PRODUCTS
Lead[1]
Red Dog	107.0	70 – 90	60 – 80	50 – 65

Molybdenum1 2
Quebrada Blanca	1.9	2.8 – 3.4	4.7 – 5.6	5.3 – 6.3
Highland Valley Copper	1.4	1.5 – 1.8	1.8 – 2.0	3.0 – 3.4
Antamina	0.6	0.7 – 1.0	0.9 – 1.2	0.4 – 0.6
	3.9	5.0 – 6.2	7.4 – 8.8	8.7 – 10.3

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production from our Quebrada Blanca and Carmen de Andacollo mines in our production volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production from Antamina, representing our proportionate ownership interest.
3.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

27	Teck Resources Limited 2025 Fourth Quarter News Release

Sales Guidance

The table below shows our sales volumes for the last quarter and our sales guidance for the next quarter for zinc in concentrate sales at Red Dog.

	Q4 2025	Guidance Q1 2026
Zinc (000's tonnes)[1]
Red Dog	137	40 – 50

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products for 2025 and our unit cost guidance for selected principal products in 2026.

	2025	Guidance 2026

Copper[1]
Total cash unit costs[4] (US$/lb.)	2.55	2.25 – 2.55
Net cash unit costs3 4 (US$/lb.)	2.03	1.85 – 2.20

Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.60	0.80 – 0.90
Net cash unit costs3 4 (US$/lb.)	0.33	0.65 – 0.75

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2026 assumes a zinc price of US$1.25 per pound, a molybdenum price of US$20 per pound, a silver price of US$36 per ounce, a gold price of US$3,375 per ounce, a Canadian/U.S. dollar exchange rate of $1.38 and a Chilean peso/U.S. dollar exchange rate of 925.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2026 assumes a lead price of US$0.90 per pound, a silver price of US$36 per ounce and a Canadian/U.S. dollar exchange rate of $1.38. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

28	Teck Resources Limited 2025 Fourth Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2025 and our capital expenditure guidance for 2026.

(Teck’s share in CAD$ millions)	2025	Guidance 2026
Sustaining
Copper[1]	$895	$1,150 – 1,300
Zinc	126	150 – 200
	$1,021	$1,300 – 1,500
Growth
HVC MLE	$330	$900 – 1,200
Copper[2]	338	370 – 430
Zinc	133	200 – 250
	$801	$1,470 – 1,880
Total
Copper	$1,563	$2,420 – 2,930
Zinc	259	350 – 450
Corporate	16	10 – 20
Total before partner contributions	$1,838	$2,780 – 3,400
Partner contributions to capital expenditures	(250)	(300) – (350)
Total, net of partner contributions	$1,588	$2,480 – 3,050

Capital Expenditure Guidance – Capitalized Stripping

(Teck’s share in CAD$ millions)	2025	Guidance 2026
Copper[1]	$176	$450 – 550
Zinc	48	5 – 10
	$224	$455 – 560

Notes:

1.	The 2026 copper sustaining guidance includes $390–$460 million for QB TMF development work, which is unchanged from our previous disclosures.
2.	Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, and progressing permitting for San Nicolás and Zafranal and project execution planning for San Nicolás. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, Schaft Creek and NuevaUnión.

29	Teck Resources Limited 2025 Fourth Quarter News Release

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2025				2024
(in millions, except for share data)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$3,058	$3,385	$2,023	$2,290	$2,786	$2,858	$1,802	$1,619

Gross profit	990	660	471	536	542	478	418	169

Profit (loss) attributable to shareholders	544	281	206	370	399	(699)	363	343

Basic earnings (loss) per share	$1.11	$0.58	$0.42	$0.74	$0.78	$(1.35)	$0.70	$0.66

Diluted earnings (loss) per share	$1.11	$0.57	$0.41	$0.73	$0.78	$(1.35)	$0.69	$0.65

Cash flow from operations	$1,259	$647	$88	$(515)	$1,288	$134	$1,326	$42

OUTSTANDING SHARE DATA

As at February 18, 2026, there were 481.5 million Class B subordinate voting shares and 7.6 million Class A common shares outstanding. In addition, there were approximately 4.4 million share options outstanding with exercise prices ranging between $5.34 and $70.34 per share. More information on these instruments and the terms of their conversion is set out in Note 29 of our 2024 audited consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

30	Teck Resources Limited 2025 Fourth Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by reportable segments are summarized in the tables below.

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2025	2024	2025	2024

REVENUE
Copper
Quebrada Blanca	$687	$835	$2,475	$2,376
Highland Valley Copper	561	323	1,883	1,303
Antamina	508	384	1,545	1,436
Carmen de Andacollo	230	132	716	427
	1,986	1,674	6,619	5,542

Zinc
Trail Operations	725	573	2,489	2,003
Red Dog	527	694	2,182	2,059
Other	2	3	9	8
Intra-segment revenue	(182)	(158)	(543)	(547)
	1,072	1,112	4,137	3,523
TOTAL REVENUE	$3,058	$2,786	$10,756	$9,065

GROSS PROFIT
Copper
Quebrada Blanca	$120	$47	$171	$38
Highland Valley Copper	223	32	499	221
Antamina	297	192	837	737
Carmen de Andacollo	106	27	263	44
Other	1	1	3	5
	747	299	1,773	1,045

Zinc
Trail Operations	106	15	281	(66)
Red Dog	138	226	588	620
Other	(1)	2	15	8
	243	243	884	562
TOTAL GROSS PROFIT	$990	$542	$2,657	$1,607

31	Teck Resources Limited 2025 Fourth Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by reportable segments is summarized in the tables below.

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2025	2024	2025	2024

OPERATING COSTS
Copper
Quebrada Blanca	$357	$489	$1,476	$1,491
Highland Valley Copper	258	210	975	790
Antamina	116	106	375	350
Carmen de Andacollo	79	74	309	284
Other	(1)	(1)	(3)	(5)
	809	878	3,132	2,910

Zinc
Trail Operations	163	170	588	635
Red Dog	149	172	646	585
Other	3	1	(6)	–
	315	343	1,228	1,220
Total operating costs	$1,124	$1,221	$4,360	$4,130

TRANSPORTATION COSTS
Copper
Quebrada Blanca	$50	$42	$139	$119
Highland Valley Copper	17	13	58	42
Antamina	9	7	31	30
Carmen de Andacollo	9	6	25	22
	85	68	253	213

Zinc
Trail Operations	44	36	157	158
Red Dog	38	51	175	175
	82	87	332	333
Total transportation costs	$167	$155	$585	$546

32	Teck Resources Limited 2025 Fourth Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2025	2024	2025	2024

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$412	$352	$1,462	$1,198
Intra-segment purchases	(182)	(158)	(543)	(547)
Total raw material purchases	$230	$194	$919	$651

ROYALTY COSTS
Copper
Antamina	$13	$(4)	$38	$18

Zinc
Red Dog	140	168	515	448
Total royalty costs	$153	$164	$553	$466

DEPRECIATION AND AMORTIZATION
Copper
Quebrada Blanca	$160	$257	$689	$728
Highland Valley Copper	63	68	351	250
Antamina	73	83	264	301
Carmen de Andacollo	36	25	119	77
	332	433	1,423	1,356

Zinc
Trail Operations	–	–	1	78
Red Dog	62	77	258	231
	62	77	259	309
Total depreciation and amortization	$394	$510	$1,682	$1,665
TOTAL COST OF SALES	$2,068	$2,244	$8,099	$7,458

33	Teck Resources Limited 2025 Fourth Quarter News Release

CAPITALIZED PRODUCTION STRIPPING COSTS

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2025	2024	2025	2024

Copper
Quebrada Blanca	$5	$6	$24	$28
Highland Valley Copper	11	12	12	99
Antamina	36	40	122	145
Carmen de Andacollo	3	3	18	18
	55	61	176	290

Zinc
Red Dog	12	21	48	83
Total	$67	$82	$224	$373

34	Teck Resources Limited 2025 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024

Quebrada Blanca
Tonnes mined (000's)	15,498	18,525	61,817	60,923
Tonnes milled (000's)	11,564	12,076	38,697	44,311
Copper
Grade (%)	0.59	0.60	0.60	0.57
Recovery (%)	82.0	84.6	82.3	82.8
Production (000's tonnes)	55.4	60.7	190.0	207.8
Sales (000's tonnes)	41.6	66.4	172.6	195.7

Copper cathode
Production (000’s tonnes)	–	–	–	–
Sales (000's tonnes)	–	–	–	1.5

Molybdenum
Production (000's tonnes)	0.7	0.4	1.9	0.6
Sales (000's tonnes)	0.6	0.4	1.9	0.6

Highland Valley Copper
Tonnes mined (000's)	20,323	20,361	79,775	71,055
Tonnes milled (000's)	12,003	10,147	45,231	39,838

Copper
Grade (%)	0.38	0.32	0.34	0.29
Recovery (%)	82.2	85.2	82.6	88.1
Production (000's tonnes)	37.1	27.1	127.1	102.4
Sales (000's tonnes)	33.6	24.2	126.2	102.4
Molybdenum
Production (000's tonnes)	0.3	0.4	1.4	0.9
Sales (000's tonnes)	0.3	0.4	1.4	0.9

35	Teck Resources Limited 2025 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024

Antamina
Tonnes mined (000's)	57,443	57,497	207,311	240,304
Tonnes milled (000's)
Copper-only ore	6,877	7,280	23,212	36,384
Copper-zinc ore	6,849	6,043	27,115	18,882
	13,726	13,323	50,327	55,266
Copper[1]
Grade (%)	0.98	0.77	0.86	0.86
Recovery (%)	88.7	90.4	89.2	90.6
Production (000's tonnes)	117.5	93.6	381.8	426.9
Sales (000's tonnes)	124.2	102.4	377.1	435.4

Zinc[1]
Grade (%)	1.61	1.65	1.91	1.69
Recovery (%)	84.1	87.8	87.3	85.8
Production (000's tonnes)	94.8	79.8	454.8	267.9
Sales (000's tonnes)	91.7	88.9	446.9	269.0

Molybdenum
Production (000's tonnes)	–	1.9	2.5	8.1
Sales (000's tonnes)	0.2	2.2	4.1	7.3

Carmen de Andacollo
Tonnes mined (000's)	6,201	5,667	23,029	20,876
Tonnes milled (000's)	4,820	4,158	16,081	14,355
Copper
Grade (%)	0.37	0.37	0.37	0.34
Recovery (%)	86.1	84.9	85.8	82.1
Production (000's tonnes)	15.2	13.2	50.5	39.7
Sales (000's tonnes)	15.5	11.3	53.0	37.1

Gold[2]
Production (000’s ounces)	12.1	7.2	35.9	20.8
Sales (000’s ounces)	13.5	6.4	38.8	20.3

Notes:

1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
2.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

36	Teck Resources Limited 2025 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Trail Operations
Concentrate treated (000’s tonnes)
Zinc	124	109	420	502
Lead	24	30	95	95
Metal production
Zinc (000's tonnes)	68.1	62.1	229.9	256.0
Lead (000's tonnes)	20.5	20.9	80.1	61.1
Silver (million ounces)	2.7	2.8	11.4	8.6
Gold (000's ounces)	7.5	7.1	27.1	18.4

Metal sales
Zinc (000's tonnes)	59.4	61.1	224.2	260.0
Lead (000's tonnes)	20.5	18.6	80.4	60.1
Silver (million ounces)	2.8	2.8	11.3	8.8
Gold (000's ounces)	6.6	6.4	26.9	17.2

Red Dog
Tonnes mined (000's)	2,179	2,265	9,809	10,562
Tonnes milled (000's)	1,103	1,000	4,500	4,328
Zinc
Grade (%)	10.5	15.5	12.8	15.5
Recovery (%)	75.8	82.7	80.7	82.8
Production (000's tonnes)	87.3	128.4	462.7	555.6
Sales (000's tonnes)	136.6	184.0	535.3	574.5
Lead
Grade (%)	3.7	5.2	4.3	4.9
Recovery (%)	67.0	48.9	54.8	51.6
Production (000's tonnes)	27.1	25.3	107.0	109.1
Sales (000's tonnes)	5.6	19.3	104.0	104.9

37	Teck Resources Limited 2025 Fourth Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit from continuing operations attributable to shareholders – For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation and amortization are gross profit before depreciation and amortization, divided by revenue for each respective reportable segment. We believe this measure assists us and readers to compare margins on a percentage basis among our reportable segments.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

38	Teck Resources Limited 2025 Fourth Quarter News Release

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-products. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations.

Total debt – Total debt is the sum of debt plus lease liabilities, including the current portions of debt and lease liabilities.

Net debt (cash) – Net debt (cash) is total debt, less cash and cash equivalents. Net cash is the amount by which our cash balance exceeds our total debt balance.

Net debt to net debt-plus-equity ratio – Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – Net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the 12 months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted net debt to capitalization ratio – Adjusted net debt to capitalization ratio is net debt plus other financial obligations divided by the sum of total debt, equity attributable to shareholders of the company and other financial obligations.

Adjusted basic earnings per share from continuing operations – Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share from continuing operations – Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

39	Teck Resources Limited 2025 Fourth Quarter News Release

Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2025	2024	2025	2024

Profit (loss) from continuing operations attributable to shareholders	$544	$385	$1,401	$(467)
Add (deduct) on an after-tax basis:
Asset impairment	–	–	–	828
QB variable consideration to IMSA and Codelco	(70)	23	(86)	32
Environmental costs	141	(6)	172	3
Share-based compensation	19	5	52	72
Commodity derivatives	(46)	(29)	(105)	(65)
Foreign exchange (gains) losses	22	(208)	37	(137)
Tax items	–	(51)	(82)	178
Other	61	113	144	161
Adjusted profit from continuing operations attributable to shareholders	$671	$232	$1,533	$605

Basic earnings (loss) per share from continuing operations	$1.11	$0.75	$2.84	$(0.90)
Diluted earnings (loss) per share from continuing operations	$1.11	$0.75	$2.83	$(0.90)
Adjusted basic earnings per share from continuing operations	$1.37	$0.45	$3.10	$1.17
Adjusted diluted earnings per share from continuing operations	$1.37	$0.45	$3.09	$1.16

40	Teck Resources Limited 2025 Fourth Quarter News Release

Reconciliation of Basic Earnings (Loss) per share from Continuing Operations to Adjusted Basic Earnings per share from Continuing Operations

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2025	2024	2025	2024

Basic earnings (loss) per share from continuing operations	$1.11	$0.75	$2.84	$(0.90)
Add (deduct):
Asset impairment	–	–	–	1.60
QB variable consideration to IMSA and Codelco	(0.14)	0.05	(0.17)	0.06
Environmental costs	0.29	(0.01)	0.35	0.01
Share-based compensation	0.04	0.01	0.11	0.14
Commodity derivatives	(0.09)	(0.06)	(0.21)	(0.13)
Foreign exchange (gains) losses	0.05	(0.41)	0.07	(0.27)
Tax items	–	(0.10)	(0.16)	0.34
Other	0.11	0.22	0.27	0.32
Adjusted basic earnings per share from continuing operations	$1.37	$0.45	$3.10	$1.17

Reconciliation of Diluted Earnings (Loss) per share from Continuing Operations to Adjusted Diluted Earnings per share from Continuing Operations

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2025	2024	2025	2024

Diluted earnings (loss) per share from continuing operations	$1.11	$0.75	$2.83	$(0.90)
Add (deduct):
Asset impairment	–	–	–	1.58
QB variable consideration to IMSA and Codelco	(0.14)	0.04	(0.17)	0.06
Environmental costs	0.29	(0.01)	0.35	0.01
Share-based compensation	0.04	0.01	0.10	0.14
Commodity derivatives	(0.09)	(0.06)	(0.21)	(0.13)
Foreign exchange (gains) losses	0.04	(0.41)	0.07	(0.26)
Tax items	–	(0.10)	(0.16)	0.34
Other	0.12	0.23	0.28	0.32
Adjusted diluted earnings per share from continuing operations	$1.37	$0.45	$3.09	$1.16

41	Teck Resources Limited 2025 Fourth Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	Year ended December 31, 2025	Year ended December 31, 2024

Profit (loss) from continuing operations before taxes	$1,656	$(718)
Net finance expense	641	719
Depreciation and amortization	1,757	1,726
EBITDA	$4,054	$1,727

Add (deduct):
Asset impairment	–	1,053
QB variable consideration to IMSA and Codelco	(142)	51
Environmental costs	208	–
Share-based compensation	66	91
Commodity derivatives	(144)	(90)
Foreign exchange (gains) losses	41	(146)
Other	250	247
Adjusted EBITDA (D)	$4,333	$2,933
Total debt (E)	$4,862	$5,482
Less: cash and cash equivalents	(5,012)	(7,587)
Net debt (cash) (F)	$(150)	$(2,105)

Debt to adjusted EBITDA ratio (E/D)	1.1	1.9
Net debt to adjusted EBITDA ratio (F/D)	–	(0.7)
Equity attributable to shareholders of the company (G)	$25,096	$26,077
Other financial obligations (H)	$18	$36
Adjusted net debt to capitalization ratio (F+H)/(E+G+H)	–	(0.07)

42	Teck Resources Limited 2025 Fourth Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2025	2024	2025	2024

Profit (loss) from continuing operations before taxes	$792	$256	$1,656	$(718)
Net finance expense	172	141	641	719
Depreciation and amortization	413	523	1,757	1,726
EBITDA	1,377	920	4,054	1,727

Add (deduct):
Asset impairment	–	–	–	1,053
QB variable consideration to IMSA and Codelco	(116)	37	(142)	51
Environmental costs	166	(8)	208	–
Share-based compensation	25	5	66	91
Commodity derivatives	(63)	(40)	(144)	(90)
Foreign exchange (gains) losses	25	(235)	41	(146)
Other	99	156	250	247
Adjusted EBITDA	$1,513	$835	$4,333	$2,933

43	Teck Resources Limited 2025 Fourth Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2025	2024	2025	2024

Gross profit	$990	$542	$2,657	$1,607
Depreciation and amortization[1]	394	510	1,682	1,665
Gross profit before depreciation and amortization	$1,384	$1,052	$4,339	$3,272

Reported as:
Copper
Quebrada Blanca	$280	$304	$860	$766
Highland Valley Copper	286	100	850	471
Antamina	370	275	1,101	1,038
Carmen de Andacollo	142	52	382	121
Other	1	1	3	5
	1,079	732	3,196	2,401

Zinc
Trail Operations	106	15	282	12
Red Dog	200	303	846	851
Other	(1)	2	15	8
	305	320	1,143	871
Gross profit before depreciation and amortization	$1,384	$1,052	$4,339	$3,272

Note:

1.	Depreciation and amortization recognized in cost of sales.

44	Teck Resources Limited 2025 Fourth Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2025	2024	2025	2024

Revenue
Copper (A)	$1,986	$1,674	$6,619	$5,542
Zinc (B)	1,072	1,112	4,137	3,523
Total	$3,058	$2,786	$10,756	$9,065

Gross profit before depreciation and amortization
Copper (C)	$1,079	$732	$3,196	$2,401
Zinc (D)	305	320	1,143	871
Total	$1,384	$1,052	$4,339	$3,272

Gross profit margins before depreciation and amortization
Copper (C/A)	54%	44%	48%	43%
Zinc (D/B)	28%	29%	28%	25%

45	Teck Resources Limited 2025 Fourth Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2025	20241	2025	2024

Revenue as reported	$1,986	$1,674	$6,619	$5,542
Less:
By-product revenue (A)	(207)	(202)	(790)	(507)
Smelter processing charges (B)	15	76	63	262
Adjusted revenue	$1,794	$1,548	$5,892	$5,297

Cost of sales as reported	$1,239	$1,375	$4,846	$4,497
Less:
Depreciation and amortization	(332)	(433)	(1,423)	(1,356)
Inventory write-down	(3)	–	(10)	(41)
Labour settlement charges	(17)	(38)	(57)	(29)
Other	–	(1)	–	(31)
By-product cost of sales (C)	(9)	(31)	(119)	(82)
Adjusted cash cost of sales (D)	$878	$872	$3,237	$2,958

Payable pounds sold (millions) (E)	252.4	265.5	928.9	924.5

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$3.48	$3.28	$3.49	$3.20
Smelter processing charges (B/E)	0.06	0.29	0.07	0.28
Total cash unit costs – CAD$/pound	$3.54	$3.57	$3.56	$3.48

Cash margin for by-products – ((A – C)/E)	(0.78)	(0.64)	(0.73)	(0.46)
Net cash unit costs – CAD$/pound	$2.76	$2.93	$2.83	$3.02

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.39	$1.40	$1.40	$1.37

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.50	$2.34	$2.50	$2.34
Smelter processing charges	0.04	0.21	0.05	0.20
Total cash unit costs – US$/pound	$2.54	$2.55	$2.55	$2.54

Cash margin for by-products	(0.56)	(0.46)	(0.52)	(0.34)
Net cash unit costs – US$/pound	$1.98	$2.09	$2.03	$2.20

Note:

1.	Average period exchange rates are used to convert to US$ per pound equivalent.

46	Teck Resources Limited 2025 Fourth Quarter News Release

Copper Unit Cost Reconciliation, QB

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2025	2024	2025	2024

Revenue as reported	$1,986	$1,674	$6,619	$5,542
Less:
Highland Valley Copper revenue as reported	(561)	(323)	(1,883)	(1,303)
Antamina revenue as reported	(508)	(384)	(1,545)	(1,436)
Carmen de Andacollo revenue as reported	(230)	(132)	(716)	(427)
By-product revenue (A)	(75)	(54)	(220)	(105)
Smelter processing charges (B)	11	38	35	124
Adjusted revenue	$623	$819	$2,290	$2,395

Cost of sales as reported	$1,239	$1,375	$4,846	$4,497
Less: Highland Valley Copper cost of sales as reported	(338)	(291)	(1,384)	(1,082)
Less: Antamina cost of sales as reported	(211)	(192)	(708)	(699)
Less: Carmen de Andacollo cost of sales as reported	(124)	(105)	(453)	(383)
Less: Other cost of sales as reported	1	1	3	5
	$567	$788	$2,304	$2,338
Less:
Depreciation and amortization	(160)	(257)	(689)	(728)
Inventory write-down	–	–	(7)	(35)
Labour settlement charges	(14)	(4)	(53)	(4)
Other	–	4	–	(26)
Adjusted cash cost of sales (D)	$393	$531	$1,555	$1,545

Payable pounds sold (millions) (E)	88.4	141.2	367.0	419.3

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$4.45	$3.76	$4.24	$3.68
Smelter processing charges (B/E)	0.12	0.27	0.09	0.30
Total cash unit costs – CAD$/pound	$4.57	$4.03	$4.33	$3.98
Cash margin for by-products – (A/E)	(0.85)	(0.38)	(0.60)	(0.25)
Net cash unit costs – CAD$/pound	$3.72	$3.65	$3.73	$3.73

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.39	$1.40	$1.40	$1.37

Per unit amounts – US$/pound
Adjusted cash cost of sales	$3.19	$2.69	$3.03	$2.34
Smelter processing charges	0.09	0.19	0.07	0.22
Total cash unit costs – US$/pound	$3.28	$2.88	$3.10	$2.56
Cash margin for by-products	(0.61)	(0.27)	(0.43)	(0.19)
Net cash unit costs – US$/pound	$2.67	$2.61	$2.67	$2.37

Notes:

1.	Average period exchange rates are used to convert to US$ per pound equivalent.

47	Teck Resources Limited 2025 Fourth Quarter News Release

Copper Unit Cost Reconciliation, Excluding QB

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2025	2024	2025	2024

Revenue as reported	$1,986	$1,674	$6,619	$5,542
Less:
Quebrada Blanca revenue as reported	(687)	(835)	(2,475)	(2,376)
By-product revenue (A)	(132)	(148)	(570)	(402)
Smelter processing charges (B)	4	38	28	138
Adjusted revenue	$1,171	$729	$3,602	$2,902

Cost of sales as reported	$1,239	$1,375	$4,846	$4,497
Less: Quebrada Blanca cost of sales as reported	(567)	(788)	(2,304)	(2,338)
	$672	$587	$2,542	$2,159
Less:
Depreciation and amortization	(172)	(176)	(734)	(628)
Inventory write-down	(3)	–	(3)	(6)
Labour settlement charges	(3)	(34)	(4)	(25)
Other	–	(5)	–	(5)
By-product cost of sales (C)	(9)	(31)	(119)	(82)
Adjusted cash cost of sales (D)	$485	$341	$1,682	$1,413

Payable pounds sold (millions) (E)	164.0	124.3	561.9	505.2

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.96	$2.74	$2.99	$2.80
Smelter processing charges (B/E)	0.02	0.31	0.05	0.27
Total cash unit costs – CAD$/pound	$2.98	$3.05	$3.04	$3.07
Cash margin for by-products – ((A – C)/E)	(0.75)	(0.94)	(0.80)	(0.63)
Net cash unit costs – CAD$/pound	$2.23	$2.11	$2.24	$2.44

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.39	$1.40	$1.40	$1.37

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.13	$1.96	$2.14	$2.04
Smelter processing charges	0.01	0.22	0.04	0.20
Total cash unit costs – US$/pound	$2.14	$2.18	$2.18	$2.24
Cash margin for by-products	(0.54)	(0.67)	(0.58)	(0.46)
Net cash unit costs – US$/pound	$1.60	$1.51	$1.60	$1.78

Note:

1.	Average period exchange rates are used to convert to US$ per pound equivalent.

48	Teck Resources Limited 2025 Fourth Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2025	2024	2025	2024

Revenue as reported	$1,072	$1,112	$4,137	$3,523
Less:
Trail Operations revenue as reported	(725)	(573)	(2,489)	(2,003)
Other revenue as reported	(2)	(3)	(9)	(8)
Add back: Intra-segment revenue as reported	182	158	543	547
	$527	$694	$2,182	$2,059
By-product revenue (A)	(68)	(95)	(509)	(434)
Smelter processing charges (B)	32	57	150	258
Adjusted revenue	$491	$656	$1,823	$1,883

Cost of sales as reported	$829	$869	$3,253	$2,961
Less:
Trail Operations cost of sales as reported	(619)	(558)	(2,208)	(2,069)
Other cost of sales as reported	(3)	(1)	6	–
Add back: Intra-segment purchases as reported	182	158	543	547
	$389	$468	$1,594	$1,439
Less:
Depreciation and amortization	(62)	(77)	(258)	(231)
Royalty costs	(140)	(168)	(515)	(448)
By-product cost of sales (C)	(7)	(19)	(123)	(107)
Adjusted cash cost of sales (D)	$180	$204	$698	$653

Payable pounds sold (millions) (E)	255.7	345.5	1,004.4	1,078.6

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.70	$0.59	$0.69	$0.61
Smelter processing charges (B/E)	0.13	0.17	0.15	0.23
Total cash unit costs – CAD$/pound	$0.83	$0.76	$0.84	$0.84
Cash margin for by-products – ((A - C)/E)	(0.24)	(0.22)	(0.38)	(0.30)
Net cash unit costs – CAD$/pound	$0.59	$0.54	$0.46	$0.54

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.39	$1.40	$1.40	$1.37

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.50	$0.43	$0.50	$0.44
Smelter processing charges	0.09	0.11	0.10	0.17
Total cash unit costs – US$/pound	$0.59	$0.54	$0.60	$0.61
Cash margin for by-products	(0.17)	(0.15)	(0.27)	(0.22)
Net cash unit costs – US$/pound	$0.42	$0.39	$0.33	$0.39

Notes:

1.	Red Dog Mining Operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

49	Teck Resources Limited 2025 Fourth Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our expectations with respect to a disciplined execution of our business plans; our ability to complete the Merger with Anglo American, including timing of completion, the ability to meet customary closing conditions and our ability to receive applicable approvals; our expectations with respect to the Merger with Anglo American and integration planning; our ability to achieve corporate synergies with Anglo American and potential synergies between QB and Collahuasi; our ability to execute our copper growth strategy in a value accretive manner; the timing and format of any cash returns to shareholders; our expectations regarding cost, timing and completion of HVC MLE; our expectations regarding our Comprehensive Operational Review and updated outlook, including any progress of the QB Action Plan; our expectations regarding cost, timing and completion of TMF development initiatives and installation of remaining permanent tailings infrastructure and water management at our QB operations; the occurrence and length of any potential downtime at QB; our ability to raise improve and support construction of the sand dam, including the construction of a sand wedge; our expectations regarding improved sand drainage, including paddock design and sand placement; our expectations with respect to improved recoveries at QB and achieve design rates in the mine, concentrator and molybdenum plant; the continued ramp-up to consistent production and future optimization and debottlenecking of our QB operations; our expectations with respect to the normal operation of the shiploader; our expectations with respect to no longer needing alternative port arrangements for shipping at QB; our expectations with respect to operations at Carmen de Andacollo; our expectations with respect to Teck's updated operating strategy and production at Trail; our expectations with respect to the production and sales volume at Red Dog; our expectations with respect to shipment conditions, weather and sea conditions for our Red Dog operations; potential raw material constraints on our business; our expectations with respect to the occurrence, timing and length of required maintenance shutdowns and equipment replacement; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; the uncertainty surrounding the status of various worldwide tariffs and their impact on the mining industry; expectations with respect to the potential impact of any tariffs, countervailing duties or other trade restrictions, including the impact on trade flows, demand for our products and general economic conditions and our ability to manage our sale arrangements to minimize any impacts or maintain compliance with any exemptions provided; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization and amount of planned growth capital expenditures; expectations regarding advancement of our copper growth portfolio projects, including advancement of study, permitting, execution planning, detailed engineering and design, risk mitigation, and advanced early works, community and Indigenous engagement, completion of updated cost estimates, tendering processes, and timing for receipt of permits related to QB optimization, QB Asset Expansion, the Red Dog MLE, the HVC MLE, San Nicolás, and Zafranal projects, as applicable; our expectations with respect to the timing of completion and cost of the HVC MLE; our expectations and results with respect to the royalties on our operations; expectations with respect to timing and outcome of the regulatory approvals process for our copper growth projects; expectations for copper growth capital expenditures to progress our medium- to long-term projects, including Galore Creek, Schaft Creek, NewRange, and NuevaUnion; our expectations regarding safety rates at our operations; expectations regarding our effective tax rate; expectations regarding after-tax

50	Teck Resources Limited 2025 Fourth Quarter News Release

impairments; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; expectations for our general and administration and research and innovation costs and costs related to the enterprise resource planning system; profit and loss expectations; our expectations with respect to potential results of any litigation, arbitration or regulatory action; copper price market trends and expectations; our expectations with respect to foreign demand for our materials; our ability to continue to declare dividends; mineral grades; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, operating outlook, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various reportable segment sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These forward-looking statements are based on the information available at the time those statements are made and are of good faith belief of the officers and directors of Teck as of the time with respect to future events and are subject to a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; the completion of the Merger with Anglo American and integration planning with Anglo American; completion of the QB Action Plan; the potential corporate synergies between Anglo American and Teck; acts of foreign or domestic governments and the outcome of legal proceedings, including expectations with respect to the claims for indemnification from NSC and Glencore in connection with the sale of the steelmaking coal business; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; the continued operation of QB in accordance with our expectations; our ability to advance TMF development initiatives as expected and the occurrence and length of any potential maintenance downtime; expectations with respect to the restart of the shiploader at QB; expectations with respect to availability of alternative port arrangements; expectations and assumptions with respect to HVC MLE capital cost estimate and expected project economics; expectations with respect to the timing and completion of the HVC MLE; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine life extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; our ability to improve or maintain the annual HPI frequency rate at Teck-controlled operations; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead

51	Teck Resources Limited 2025 Fourth Quarter News Release

concentrate treatment and refining charge negotiations with customers; favourable weather conditions for shipment and operations; the resolution of environmental, regulatory and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings, including indemnification claims; ability for Teck to satisfy all conditions precedent for closing of the Merger; ability for Teck to receive necessary approvals to complete the Merger; costs related to the Merger; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; changes in laws and mining regulations; potential changes to CUSMA; changes in Canadian property law and ownership title; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is dependent upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. Production at our QB and Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

52	Teck Resources Limited 2025 Fourth Quarter News Release

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2024 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Jason Sangha, P.Eng., Vice President, Technical & Planning, an officer of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2025 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on February 19, 2026. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

53	Teck Resources Limited 2025 Fourth Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three Months and Year Ended December 31, 2025 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income

(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except for share data)	2025	2024	2025	2024
Revenue	$3,058	$2,786	$10,756	$9,065

Cost of sales	(2,068)	(2,244)	(8,099)	(7,458)
Gross profit	990	542	2,657	1,607

Other operating income (expenses)
General and administration	(60)	(59)	(269)	(275)
Exploration	(21)	(24)	(90)	(87)
Research and innovation	(13)	(12)	(35)	(50)
Asset impairment	–	–	–	(1,053)
Other operating income (expense) (Note 2)	25	(142)	(15)	(151)
Profit (loss) from operations	921	305	2,248	(9)
Finance income	58	97	271	234
Finance expense (Note 3)	(230)	(238)	(912)	(953)
Non-operating income (expense) (Note 4)	51	89	52	7
Share of profit (loss) of joint venture and associate	(8)	3	(3)	3
Profit (loss) from continuing operations before taxes	792	256	1,656	(718)
Provision for income taxes from continuing operations	(267)	(12)	(584)	(205)
Profit (loss) from continuing operations	525	244	1,072	(923)
Profit from discontinued operations (Note 1)	–	14	–	1,206
Profit for the period	$525	$258	$1,072	$283

Profit (loss) from continuing operations attributable to:
Shareholders of the company	$544	$385	$1,401	$(467)
Non-controlling interests	(19)	(141)	(329)	(456)
Profit (loss) from continuing operations	$525	$244	$1,072	$(923)

Profit (loss) attributable to:
Shareholders of the company	$544	$399	$1,401	$406
Non-controlling interests	(19)	(141)	(329)	(123)
Profit for the period	$525	$258	$1,072	$283

Earnings (loss) per share from continuing operations
Basic	$1.11	$0.75	$2.84	$(0.90)
Diluted	$1.11	$0.75	$2.83	$(0.90)
Earnings per share from discontinued operations
Basic	$–	$0.03	$–	$1.69
Diluted	$–	$0.03	$–	$1.68
Earnings per share
Basic	$1.11	$0.78	$2.84	$0.79
Diluted	$1.11	$0.78	$2.83	$0.78
Weighted average shares outstanding (millions)	488.3	510.2	493.8	516.0
Weighted average diluted shares outstanding (millions)	489.9	512.4	495.4	520.0
Shares outstanding at end of period (millions)	488.5	506.3	488.5	506.3

55	Teck Resources Limited 2025 Fourth Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2025	2024	2025	2024
Operating activities
Profit (loss) from continuing operations	$525	$244	$1,072	$(923)
Depreciation and amortization	413	523	1,757	1,726
Provision for income taxes from continuing operations	267	12	584	205
Asset impairment	–	–	–	1,053
Net finance expense	172	141	641	719
Income taxes paid	(232)	(109)	(1,235)	(1,833)
Expenditures on decommissioning and restoration provisions	(32)	(24)	(106)	(76)
QB variable consideration to IMSA and Codelco	(116)	37	(142)	51
Foreign exchange (gains) losses	25	(235)	41	(146)
Embedded derivatives and other	36	(63)	(155)	(70)
Net change in non-cash working capital items	201	757	(978)	(276)
Net cash provided by continuing operating activities	1,259	1,283	1,479	430
Net cash provided by discontinued operating activities	–	5	–	2,360
	1,259	1,288	1,479	2,790
Investing activities
Expenditures on property, plant and equipment	(663)	(422)	(1,838)	(2,262)
Capitalized stripping costs	(67)	(82)	(224)	(373)
Expenditures on investments and other assets	(16)	(17)	(187)	(68)
Net proceeds (outflows) from sale of steelmaking coal business	–	(160)	–	9,483
Proceeds from sale of investments and other assets	24	21	88	55
Proceeds from interest and dividend income	59	108	251	194
Net cash provided by (used in) continuing investing activities	(663)	(552)	(1,910)	7,029
Net cash used in discontinued investing activities	–	–	–	(856)
	(663)	(552)	(1,910)	6,173
Financing activities
Proceeds from debt	–	–	308	77
Redemption, purchase or repayment of debt	(203)	(278)	(733)	(2,549)
Repayment of lease liabilities	(29)	(22)	(112)	(68)
QB advances from SMM/SC	246	230	476	652
Sale of minority interest in steelmaking coal business	–	–	–	1,675
Interest and finance charges paid	(294)	(336)	(686)	(863)
Issuance of Class B subordinate voting shares	9	2	26	172
Purchase and cancellation of Class B subordinate voting shares	–	(486)	(1,011)	(1,240)
Dividends paid	(61)	(63)	(246)	(514)
Net contributions from non-controlling interests	84	112	157	263
Settlement of other liabilities	(8)	(7)	(25)	(102)
Net cash used in continuing financing activities	(256)	(848)	(1,846)	(2,497)
Net cash used in discontinued financing activities	–	–	–	(68)
	(256)	(848)	(1,846)	(2,565)
Increase (decrease) in cash and cash equivalents	340	(112)	(2,277)	6,398
Effect of exchange rate changes on cash and cash equivalents	(84)	469	(298)	445
Cash and cash equivalents at beginning of period	4,756	7,230	7,587	744
Cash and cash equivalents at end of period	$5,012	$7,587	$5,012	$7,587

56	Teck Resources Limited 2025 Fourth Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$5,012	$7,587
Current income taxes receivable	317	267
Trade and settlement receivables	2,564	1,661
Inventories	2,748	2,598
Prepaids and other current assets	523	461
	11,164	12,574
Financial assets	1,058	764
Investment in joint venture and associate	1,231	1,223
Property, plant and equipment	29,721	30,568
Intangible assets	169	196
Deferred income tax assets	931	572
Goodwill	421	442
Other assets	741	698
	$45,436	$47,037
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$3,404	$2,735
Current portion of debt (Note 5)	403	423
Current portion of lease liabilities	169	175
Current income taxes payable	182	850
Current portion of provisions	245	187
	4,403	4,370
Debt (Note 5)	3,501	4,108
Lease liabilities	789	776
QB advances from SMM/SC	4,745	4,483
Deferred income tax liabilities	2,460	2,293
Retirement benefit liabilities	351	373
Provisions	2,340	2,439
Financial and other liabilities	840	1,099
	19,429	19,941
Equity
Attributable to shareholders of the company	25,096	26,077
Attributable to non-controlling interests	911	1,019
	26,007	27,096
	$45,436	$47,037

57	Teck Resources Limited 2025 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1. TRANSACTIONS

a) Proposed Teck and Anglo American Merger

On September 9, 2025, we entered into an arrangement agreement with Anglo American plc (Anglo American) with respect to a proposed merger of equals between the two companies (the Merger). The Merger will be implemented by means of a plan of arrangement pursuant to which Anglo American will issue 1.3301 ordinary shares for each outstanding Teck Class A common share and Class B subordinate voting share.

On December 9, 2025, shareholders of both Teck and Anglo American approved the Merger as required under the arrangement agreement. On December 15, 2025, Teck and Anglo American received regulatory approval from the Government of Canada under the Investment Canada Act for the Merger.

The Merger remains subject to customary closing conditions for a transaction of this nature, including regulatory approvals in multiple jurisdictions globally.

As the transaction had not closed as at December 31, 2025, no adjustments for the proposed Merger have been recognized in our consolidated financial statements. Transaction-related costs incurred to date have been expensed and are presented as part of non-operating income (expense).

b) Sale of steelmaking coal business

In 2024, we completed the sale of our steelmaking coal business. In January of 2024, we sold a minority stake of our interest in our steelmaking coal business, Elk Valley Resources (EVR), to Nippon Steel Corporation (NSC) and POSCO. NSC acquired a 20% interest in EVR in exchange for its 2.5% interest in the Elkview Operations plus $1.7 billion (US$1.3 billion) in cash. POSCO exchanged its 2.5% interest in the Elkview Operations and its 20% interest in the Greenhills Operations for a 3% interest in EVR. These transactions were accounted for as equity transactions with non-controlling interests, reducing retained earnings by $1.5 billion and increasing non-controlling interests balances.

In July of 2024, we completed the sale of our remaining 77% interest in EVR to Glencore plc (Glencore), for which we received cash proceeds of $9.9 billion (US$7.3 billion) and correspondingly derecognized $20 billion of assets (including $17 billion of property, plant and equipment and $256 million of cash), $8 billion of liabilities (including $2 billion of decommissioning and restoration provisions) and $3 billion of non-controlling interests related to the steelmaking coal business. This resulted in a gain (net of taxes of $897 million, which is based on the taxable gain as computed under Canadian tax law) of approximately $81 million, which is presented in profit from discontinued operations upon closing of this transaction. Settlements of customary closing adjustments were recorded as part of discontinued operations.

Pursuant to the terms of the steelmaking coal business sale transaction, Teck agreed to indemnify Glencore for a portion of certain water-related liabilities. In July of 2024, the Public Prosecution Service of Canada charged Teck Coal Limited with five counts of violating s.36(3) of the Fisheries Act. Glencore has notified Teck that it is seeking indemnification with respect to liabilities arising out of these charges.

The agreements for the sale of the steelmaking coal business include customary representations, warranties and covenants. In July of 2025, NSC and Glencore provided separate notices of claims to Teck that they are seeking indemnification with respect to certain representations and warranties and covenants contained in the respective agreements for the sale of the steelmaking coal business. After having reviewed each notice of claims and the information provided to substantiate each claim, Teck responded separately to NSC on July 31, 2025 and to Glencore on September 5, 2025 to reject their respective claims. Glencore responded on October 4 and Teck management is assessing Glencore’s October 4 response.

In November of 2025, NSC commenced formal dispute resolution proceedings against Teck regarding its indemnity claim under the sales agreement. Teck disputes the claim and is defending the matter. The outcome of these proceedings is uncertain at this time; however, the amount claimed, and any potential award, could be material.

58	Teck Resources Limited 2025 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1. TRANSACTIONS, continued

c) Results of discontinued operations

	Three months ended December 31, 2024	Year ended December 31, 2024
(CAD$ in millions)	Steelmaking Coal	Steelmaking Coal
Revenue	$–	$4,640
Cost of sales	–	(2,718)
Gross profit	–	1,922
Other operating income (expenses)	12	(252)
Net finance expense	–	(63)
Non-operating income	–	24
Profit from discontinued operations before taxes	12	1,631
Provision for income taxes	(43)	(506)
Profit (loss) from discontinued operations after taxes	(31)	1,125
Gain on sale (net of tax expense (recovery) of $(53) and $897)	45	81
Profit from discontinued operations	$14	$1,206

Profit from discontinued operations attributable to:
Shareholders of the company	$14	$873
Non-controlling interests	–	333
Profit from discontinued operations	$14	$1,206

59	Teck Resources Limited 2025 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2. OTHER OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2025	2024	2025	2024
Settlement pricing adjustments	$295	$(144)	$512	$65
Share-based compensation (Note 6(a))	(25)	(5)	(66)	(91)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(166)	8	(208)	–
Care and maintenance costs	(10)	(12)	(48)	(51)
Social responsibility and donations	(37)	(26)	(69)	(59)
Gain on disposal of assets	11	14	27	36
Fixed assets and equipment write-off	(49)	(1)	(122)	(9)
Impairment of intangible assets	–	(7)	–	(37)
Commodity derivatives	63	40	144	90
Enterprise systems	(23)	–	(52)	–
Depreciation of corporate assets	(18)	(11)	(71)	(47)
Other	(16)	2	(62)	(48)
	$25	$(142)	$(15)	$(151)

3. FINANCE EXPENSE

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2025	2024	2025	2024
Debt interest	$28	$26	$110	$175
Interest on QB project financing	40	55	168	224
Interest on advances from SMM/SC	96	93	369	351
Interest on lease liabilities	12	12	51	49
Letters of credit and standby fees	4	3	21	28
Accretion on decommissioning and restoration provisions	36	34	147	121
Accretion on other liabilities	12	12	52	42
Other	7	5	17	29
	235	240	935	1,019
Less capitalized borrowing costs	(5)	(2)	(23)	(66)
	$230	$238	$912	$953

60	Teck Resources Limited 2025 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4. NON-OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2025	2024	2025	2024
QB variable consideration to IMSA and Codelco	$116	$(37)	$142	$(51)
Foreign exchange gains (losses)	(25)	235	(41)	146
Other	(40)	(109)	(49)	(88)
	$51	$89	$52	$7

5. DEBT

($ in millions)	December 31, 2025			December 31, 2024
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.9% notes due July 2030 (a)	$142	$192	$194	$143	$196	$204
6.125% notes due October 2035 (a)	179	264	243	187	273	266
6.0% notes due August 2040 (a)	190	268	259	194	273	278
6.25% notes due July 2041 (a)	243	338	329	245	350	349
5.2% notes due March 2042	167	204	226	167	212	237
5.4% notes due February 2043	108	139	147	108	141	154
	1,029	1,405	1,398	1,044	1,445	1,488
QB project financing facility (b)	1,618	2,276	2,197	1,912	2,847	2,719
Antamina loan agreement (c)	225	309	309	225	324	324
	$2,872	$3,990	$3,904	$3,181	$4,616	$4,531
Less current portion of debt	(294)	(403)	(403)	(294)	(423)	(423)
	$2,578	$3,587	$3,501	$2,887	$4,193	$4,108

The fair values of debt are determined using market values if available, which are considered Level 1 fair value measurements on the fair value hierarchy. If market values are unavailable, the fair values of debt are determined using discounted cash flows based on our cost of borrowing. These are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy.

a)	Notes Purchased

In the first quarter of 2025, we purchased US$15 million aggregate principal amount of our outstanding term notes (US$1 million of the 3.9% notes due 2030, US$7 million of the 6.125% notes due 2035, US$4 million of the 6.0% notes due 2040, and US$3 million of the 6.25% notes due 2041) via open market repurchases. The total cash cost of the purchases was $22 million (US$15 million), which was funded from cash on hand.

61	Teck Resources Limited 2025 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5. DEBT, continued

b)	QB Project Financing Facility

As at December 31, 2025, the limited recourse QB project financing facility had a balance of US$1.6 billion. Amounts drawn under the facility bear interest at Term SOFR plus applicable margins that vary over time. The facility is being repaid in 17 equal semi-annual instalments of US$147 million, which began on June 15, 2023.

The facility was guaranteed pre-final completion on a several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The project met all the completion requirements, submitted all the completion test-related certificates and achieved final completion as defined under the facility in March 2025. As a result, these guarantees have been released.

The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB project assets. The facility is subject to customary project financing covenants and terms, including with respect to granting security in assets and accounts, maintenance of insurance, periodic reporting, restrictions on certain activities (such as incurring additional debt beyond agreed thresholds), and other operational covenants. Breach of the project finance covenants could lead to enforcement action by the project lenders, including the acceleration of repayment of the facility, among other consequences. As at December 31, 2025, we are in compliance with our covenants

c)	Antamina Loan Agreement

On June 11, 2025, Antamina entered into an updated US$1.0 billion loan agreement maturing in June 2030, replacing the existing five-year agreement entered into in 2021. As at December 31, 2025, the loan was fully drawn and our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at Term SOFR plus an applicable margin. The loan is non-recourse to us and the other Antamina shareholders.

d)	Revolving Credit Facilities

We maintain a US$3.0 billion sustainability-linked revolving credit facility maturing in October 2029. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents, with targets that evolve and progress over the term of the facility. In 2024 and 2025, our sustainability performance resulted in no change in pricing.

As at December 31, 2025, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio to not exceed 0.60 to 1.0. Following the sale of the steelmaking coal business in July 2024, cash and cash equivalents have increased significantly and as a result, our cash balances were greater than our debt balances at December 31, 2025. Therefore, we do not exceed the required net debt-to-capitalization ratio. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

In addition to that financial covenant, the facility is subject to customary covenants including limits on subsidiary debt, change of control repayment requirements, and the prohibition on agreements that may restrict subsidiary dividend payments or loan repayments to Teck. Breach of these covenants could lead to an inability to borrow under the facility, or an enforcement action by lenders, including accelerating any outstanding debt repayment. As at December 31, 2025, we are in compliance with our covenants

62	Teck Resources Limited 2025 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2025, we had $2.0 billion (December 31, 2024 – $1.5 billion) of letters of credit outstanding. We also had $549 million in surety bonds outstanding at December 31, 2025 (December 31, 2024 – $441 million) to support current and future reclamation obligations.

6. EQUITY

a)	Share-Based Compensation

During the year ended December 31, 2025, we granted 780,150 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $57.74, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $22.31 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	5.6 years
Risk-free interest rate	2.58%
Dividend yield	0.86%
Expected volatility	41%

During the three months and year ended December 31, 2025, share based compensation expense related to stock options was $3 million and $16 million (2024 – $5 million and $21 million), respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the year ended December 31, 2025, we issued 755,052 Units. The total number of Units outstanding at December 31, 2025 was 2,520,297. During the three months and year ended December 31, 2025, share-based compensation expense related to Units was $22 million and $50 million (2024 – nil and $70 million), respectively.

During the three months and year ended December 31, 2025, total share-based compensation expense was $25 million and $66 million (2024 – $5 million and $91 million) (Note 2), respectively.

b)	Dividends

In the fourth quarter of 2025, we declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.125 per share, totalling $61 million. Dividends totalling $246 million were paid on our Class A common and Class B subordinate voting shares during the year ended December 31, 2025. During the interim period prior to the closing of the Merger, the arrangement agreement restricts us from declaring or paying additional dividend amounts exceeding $0.125 per share per fiscal quarter without the prior approval of Anglo American.

63	Teck Resources Limited 2025 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

c)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In November 2024, we renewed our regulatory approval to conduct a normal course issuer bid, under which we were able to purchase up to 40 million Class B subordinate voting shares during the period from November 22, 2024 to November 21, 2025. As a result of the proposed Merger transaction with Anglo American, we have not executed share buybacks since July 25, 2025, as we are restricted from issuing or repurchasing securities under the Merger arrangement agreement, and we did not renew our normal course issuer bid in the fourth quarter of 2025.

During the year ended December 31, 2025, we purchased 18,798,430 Class B subordinate voting shares for $1.03 billion, which was recorded as part of equity. The $1.03 billion includes an accrual of $19 million related to tax on repurchases of equity. Of the shares purchased, $1.01 billion was paid in cash for the cancellation of 18,798,430 Class B subordinate voting shares inclusive of $6 million cash for the share cancellations accrued as at December 31, 2024 which settled in the first quarter of 2025.

64	Teck Resources Limited 2025 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6. EQUITY, continued

During the year ended December 31, 2024, we purchased 19,258,016 Class B subordinate voting shares for $1.3 billion, which was recorded as part of equity. The $1.3 billion includes an accrual of $15 million related to tax on repurchases of equity. Of the shares purchased, $1.2 billion was paid in cash for the cancellation of 19,158,016 Class B subordinate voting shares. Subsequent to December 31, 2024, $6 million was paid in cash for the cancellation of the remaining 100,000 Class B subordinate voting shares.

7. SEGMENTED INFORMATION

Based on the primary products we produce, we have two reportable segments that we report to our President and Chief Executive Officer – copper and zinc. Corporate activities are not considered a reportable segment and are included as a reconciliation to total consolidated results. These corporate activities include all of our initiatives in other commodities and groups that provide administrative, technical, financial and other support to our reportable segments. Operating income (expense) - other includes general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of the sale of our steelmaking coal business in July of 2024, we no longer present the associated steelmaking coal segment in the tables below. The segmented information related to the steelmaking coal business is disclosed as part of Note 1, Transactions.

	Three months ended December 31, 2025
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue	$1,986	$1,072	$–	3,058
Cost of sales	(1,239)	(829)	–	(2,068)
Gross profit	747	243	–	990
Operating income (expense) - other	238	(60)	(247)	(69)
Profit (loss) from operations	985	183	(247)	921
Finance income	2	1	55	58
Finance expense	(178)	(17)	(35)	(230)
Non-operating income (expense)	102	–	(51)	51
Share of profit (loss) of joint venture and associate	2	–	(10)	(8)
Profit (loss) from continuing operations before taxes	913	167	(288)	792

Depreciation and amortization	(332)	(62)	(19)	(413)
Capital expenditures	654	73	3	730

65	Teck Resources Limited 2025 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7. SEGMENTED INFORMATION, continued

	Three months ended December 31, 2024
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue	$1,674	$1,112	$–	$2,786
Cost of sales	(1,375)	(869)	–	(2,244)
Gross profit	299	243	–	542
Operating income (expense) - other	(127)	33	(143)	(237)
Profit (loss) from operations	172	276	(143)	305
Finance income	12	1	84	97
Finance expense	(181)	(20)	(37)	(238)
Non-operating income (expense)	(78)	5	162	89
Share of profit of joint venture and associate	3	–	–	3
Profit (loss) from continuing operations before taxes	(72)	262	66	256

Depreciation and amortization	(433)	(77)	(13)	(523)
Capital expenditures	431	65	8	504

	Year ended December 31, 2025
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue	$6,619	$4,137	$–	$10,756
Cost of sales	(4,846)	(3,253)	–	(8,099)
Gross profit	1,773	884	–	2,657
Operating income (expense) - other	369	(63)	(715)	(409)
Profit (loss) from operations	2,142	821	(715)	2,248
Finance income	10	1	260	271
Finance expense	(693)	(66)	(153)	(912)
Non-operating income (expense)	137	(4)	(81)	52
Share of profit (loss) of joint venture and associate	4	–	(7)	(3)
Profit (loss) from continuing operations before taxes	1,600	752	(696)	1,656

Depreciation and amortization	(1,423)	(259)	(75)	(1,757)
Capital expenditures	1,739	307	16	2,062
	As at December 31, 2025
Goodwill	421	–	–	421
Total assets	$32,916	$4,116	$8,404	$45,436

66	Teck Resources Limited 2025 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7. SEGMENTED INFORMATION, continued

	Year ended December 31, 2024
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue	$5,542	$3,523	$–	$9,065
Cost of sales	(4,497)	(2,961)	–	(7,458)
Gross profit	1,045	562	–	1,607
Asset impairment	–	(1,038)	(15)	(1,053)
Operating income (expense) - other	13	39	(615)	(563)
Profit (loss) from operations	1,058	(437)	(630)	(9)
Finance income	23	1	210	234
Finance expense	(687)	(66)	(200)	(953)
Non-operating income (expense)	(94)	6	95	7
Share of profit of joint venture and associate	3	–	–	3
Profit (loss) from continuing operations before taxes	303	(496)	(525)	(718)

Depreciation and amortization	(1,356)	(309)	(61)	(1,726)
Capital expenditures	2,267	345	23	2,635
	As at December 31, 2024
Goodwill	442	–	–	442
Total assets	$34,433	$4,187	$8,417	$47,037

67	Teck Resources Limited 2025 Fourth Quarter News Release